82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02013270

REGISTRANT'S NAME Bangkok Bank Public Co.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4835

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/15/02

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

The Consolidated and The Bank's Financial Statements

Year ended December 31, 2001

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Building, 25th Floor,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax : 66 (0) 2676 5757
www.deloitteap.com

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟ็กซ์ : 66 (0) 2676 5757

Deloitte
Touche
Tohmatsu

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

**TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
OF BANGKOK BANK PUBLIC COMPANY LIMITED**

We have audited the accompanying consolidated balance sheets of Bangkok Bank Public Company Limited and subsidiaries and the balance sheets of Bangkok Bank Public Company Limited as at December 31, 2001 and 2000, and the related consolidated and the Bank's statements of income, changes in shareholders' equity, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 1.2, 4.4 and 5.6 to the financial statements, the Bank of Thailand ("BOT") issued the guidelines (the "Guidelines") for estimating and recording a minimum allowance for the doubtful accounts and also required the Bank to utilize BOT defined qualitative loan review procedures. The BOT's Guidelines permitted the financial institutions to phase in the minimum required reserve through December 31, 2000, which such phase in was adopted by the Bank. However, under generally accepted accounting principles the allowance for doubtful accounts should be fully recorded. For the year 2000, the Bank has recorded in the consolidated and the Bank's statement of income the allowance under such Guidelines, without retrospective adjustment for the estimated Baht 26 billion additional allowance for doubtful accounts had the Bank made full provision for the minimum required reserve under the BOT's Guidelines as at December 31, 1999, and other, if any. The effect on the 2000 financial statements thus cannot be determined due to the ongoing qualitative loan review process and the changes in individual loan classifications during 2000.

In our opinion, except for the effect on the consolidated and the Bank's financial statements for the year ended December 31, 2000 of not retrospectively adjusting for the allowance for doubtful accounts as discussed in the third paragraph, the consolidated and the Bank's financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Bangkok Bank Public Company Limited and subsidiaries and of Bangkok Bank Public Company Limited as at December 31, 2001 and 2000, and the results of operations and the cash flows for the years then ended in conformity with generally accepted accounting principles and as described in Notes 1 to 4 to the financial statements.

Without qualifying our opinion further, as described in Notes 1.2, 4.4 and 5.6, the BOT issued the Guidelines for estimating and recording a minimum allowance for the doubtful accounts and also required the Bank to utilize BOT defined qualitative loan review procedures. As described in Note 4.4 to the financial statements, as at December 31, 2001, the Bank and its subsidiaries have recorded allowance for doubtful accounts of 423.5% and 434.5% of the minimum total allowance calculated pursuant to the BOT's guidelines, in the consolidated and the Bank's financial statements respectively, and as at December 31, 2000, 611.8% and 678.9% respectively, and is carrying out the qualitative loan reviews as an ongoing process. Nevertheless, the Bank has established its own qualitative loan review procedures and therefore, believes that the effect on the financial statements for the years 2001 and 2000 would not be material, had the Bank completed qualitative loan review procedures as required by the BOT's Guidelines.

As described in Note 1 to the financial statements, Thailand and many other Asia-Pacific countries continue to experience economic difficulties, such conditions have affected and may continue to adversely affect bank operations in Thailand. The accompanying financial statements reflect management' s assessment of the possible impact of the economic conditions on the financial position of the Bank and its subsidiaries. The ultimate effect of such uncertainties on the financial position of the Bank and its subsidiaries cannot be presently determined.

As described in Note 2.1 to the financial statements, the consolidated financial statements and the Bank's financial statements for the year ended December 31, 2001 have been presented in accordance with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001. The Bank has restated the year 2000 financial statements presented for comparison accordingly.

Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand)
Registration No. 3356
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
February 21, 2002

BALANCE SHEETS
AS AT DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (RESTATED)	2001	2000 (RESTATED)
ASSETS				
CASH	16,141,827,206	16,177,506,477	16,017,906,106	16,124,897,801
INTERBANK AND MONEY MARKET ITEMS (Note 5.2)				
Domestic items				
Interest bearing	8,061,710,138	7,969,061,665	8,034,393,613	7,969,153,178
Non – interest bearing	6,123,426,962	8,247,928,648	6,045,782,753	8,244,310,689
Foreign items				
Interest bearing	190,989,905,464	183,996,317,728	199,374,001,384	193,763,201,311
Non – interest bearing	4,827,409,861	2,886,117,864	4,615,753,559	2,621,867,691
Total interbank and money market items, net	210,002,452,425	203,099,425,905	218,069,931,309	212,598,532,869
SECURITIES PURCHASED UNDER RESALE AGREEMENTS (Note 5.3)	26,242,000,000	46,400,000,000	25,521,000,000	46,400,000,000
INVESTMENTS (Notes 4.6 and 5.4)				
Current investments, net	39,398,047,615	25,375,627,252	37,082,047,050	20,631,183,578
Long – term investments, net	222,292,023,344	146,259,122,605	217,246,151,062	143,723,538,436
Investments in subsidiaries and associated companies, net	3,304,201,867	5,141,904,879	8,962,937,027	9,583,822,131
Total investments, net	264,994,272,826	176,776,654,736	263,291,135,139	173,938,544,145
LOANS AND ACCRUED INTEREST RECEIVABLE				
Loans (Notes 4.3 and 5.5)	723,787,711,147	793,249,046,945	718,141,549,019	788,096,519,271
Accrued interest receivable	1,767,061,407	2,031,933,831	1,755,760,050	2,020,082,136
Total loans and accrued interest receivable	725,554,772,554	795,280,980,776	719,897,309,069	790,116,601,407
Less Allowance for doubtful accounts (Notes 4.4 and 5.6)	(58,142,531,117)	(52,571,574,748)	(57,434,673,807)	(51,465,744,696)
Less Revaluation allowance for debt restructuring (Note 5.7)	(11,118,703,574)	(8,929,446,983)	(11,104,813,196)	(8,929,446,983)
Total loans and accrued interest receivable, net	656,293,537,863	733,779,959,045	651,357,822,066	729,721,409,728
PROPERTIES FORECLOSED, NET (Notes 4.12 and 5.8)	31,880,795,548	16,656,805,473	29,530,672,523	14,439,208,036
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	2,277,110,455	5,333,266,749	1,392,070,455	1,439,686,749
PREMISES AND EQUIPMENT,NET (Notes 4.8 and 5.9)	30,311,352,793	30,930,249,794	30,130,153,338	30,811,364,578
LEGAL EXPENSE PAID IN ADVANCE (Note 4.10)	2,186,045,881	1,960,779,957	2,179,285,376	1,954,330,682
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	3,397,428,279	2,867,805,420	3,235,077,290	2,737,512,421
LEASEHOLD BANK PREMISES, NET (Note 4.9)	2,855,449,633	3,021,728,378	2,855,449,633	3,021,728,378
OTHER ASSETS, NET	5,923,170,435	3,205,752,537	5,167,040,740	2,958,005,965
TOTAL ASSETS	1,252,505,443,344	1,240,209,934,471	1,248,747,543,975	1,236,145,221,352

Notes to the financial statements form an integral part of these financial statements

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (RESTATED)	2001	2000 (RESTATED)
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 5.10)				
Deposits in Baht	985,179,206,760	951,769,474,384	983,506,453,249	951,530,716,425
Deposits in foreign currencies	94,438,364,990	87,551,745,952	88,424,089,604	81,980,241,549
Total deposits	1,079,617,571,750	1,039,321,220,336	1,071,930,542,853	1,033,510,957,974
INTERBANK AND MONEY MARKET ITEMS (Note 5.11)				
Domestic items				
Interest bearing	5,960,883,087	3,237,369,806	6,007,415,786	3,251,926,211
Non - interest bearing	1,900,042,732	949,424,311	1,908,823,771	949,424,311
Foreign items				
Interest bearing	14,653,135,650	35,008,934,490	19,971,577,176	38,512,948,891
Non - interest bearing	1,390,172,610	1,242,665,093	1,431,010,165	1,279,747,963
Total interbank and money market items	23,904,234,079	40,438,393,700	29,318,826,898	43,994,047,376
LIABILITIES PAYABLE ON DEMAND	3,571,478,064	3,406,040,250	3,497,921,102	3,146,863,410
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS (Note 5.12)	-	2,700,000,000	-	2,700,000,000
BORROWINGS (Note 5.13)				
Short – term borrowings	4,356,299,115	19,971,687,006	4,356,299,115	22,766,239,158
Long – term borrowings	39,688,471,653	37,922,530,888	39,688,471,653	37,922,530,888
Total borrowings	44,044,770,768	57,894,217,894	44,044,770,768	60,688,770,046
SUBORDINATED BONDS CUM PREFERRED SHARES (Note 5.20)	34,496,550,000	34,496,550,000	34,496,550,000	34,496,550,000
BANK'S LIABILITIES UNDER ACCEPTANCES	2,277,110,455	5,333,266,749	1,392,070,455	1,439,686,749
INTEREST PAYABLE	5,748,988,594	7,866,358,528	5,726,362,872	7,911,488,934
INTER ACCOUNT BALANCE, NET	5,519,337,506	4,013,288,899	5,502,468,602	4,004,472,725
OTHER LIABILITIES	9,994,124,335	10,761,753,064	9,640,894,922	10,295,741,346
TOTAL LIABILITIES	1,209,174,165,551	1,206,231,089,420	1,205,550,408,472	1,202,188,578,560

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (RESTATED)	2001	2000 (RESTATED)
LIABILITIES AND SHAREHOLDERS' EQUITY (Continued)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 5.21)				
Registered share capital				
3,998,000,000 ordinary shares of Baht 10 each	39,980,000,000	39,980,000,000	39,980,000,000	39,980,000,000
2,000,000 preferred shares of Baht 10 each	20,000,000	20,000,000	20,000,000	20,000,000
Issued and paid – up share capital				
1,466,495,694 ordinary shares of Baht 10 each	14,664,956,940	14,664,956,940	14,664,956,940	14,664,956,940
345,000 preferred shares of Baht 10 each (Notes 5.20 and 5.21)	3,450,000	3,450,000	3,450,000	3,450,000
PREMIUM ON ORDINARY SHARE CAPITAL	49,741,738,452	49,741,738,452	49,741,738,452	49,741,738,452
UNREALIZED INCREMENT PER LAND APPRAISAL (Note 3.2)	10,293,557,225	10,188,625,049	10,293,557,225	10,188,625,049
UNREALIZED INCREMENT PER BANK PREMISES APPRAISAL (Note 3.2)	6,257,794,426	6,879,427,051	6,257,794,426	6,879,427,051
RETAINED EARNINGS (DEFICITS)				
Appropriated				
Legal reserves (Note 5.24)	11,544,800,000	11,544,800,000	11,544,800,000	11,544,800,000
Other reserves (Note 5.24)	63,266,975,948	63,266,975,948	63,266,975,948	63,266,975,948
Unappropriated (deficits)	(119,533,461,631)	(126,639,324,267)	(119,533,461,631)	(126,639,324,267)
FOREIGN EXCHANGE ADJUSTMENT	1,783,339,273	1,817,723,520	1,783,339,273	1,817,723,520
UNREALIZED GAINS ON INVESTMENT (Note 4.6)	8,538,151,062	5,588,564,929	8,538,151,062	5,588,564,929
UNREALIZED LOSSES ON INVESTMENT (Note 4.6)	(3,364,166,192)	(3,100,294,830)	(3,364,166,192)	(3,100,294,830)
TOTAL	43,197,135,503	33,956,642,792	43,197,135,503	33,956,642,792
MINORITY INTEREST	134,142,290	22,202,259	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	43,331,277,793	33,978,845,051	43,197,135,503	33,956,642,792
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,252,505,443,344	1,240,209,934,471	1,248,747,543,975	1,236,145,221,352
OFF – BALANCE – SHEET ITEMS				
CONTINGENCIES (Note 5.25)				
AVAL TO BILLS AND GUARANTEES OF LOANS	27,197,338,490	31,011,763,455	27,197,338,490	31,011,763,455
LIABILITIES UNDER UNMATURED IMPORT BILLS	8,991,455,877	11,162,363,718	8,906,988,869	11,072,182,650
LETTERS OF CREDIT	19,835,359,665	22,087,580,473	19,688,882,774	21,971,138,773
OTHER CONTINGENCIES	535,374,724,294	607,540,324,007	551,142,962,126	626,201,121,782

Notes to the financial statements form an integral part of these financial statements

Chartsirn Sophonpanich.

(Mr. Chartsiri Sophonpanich)
President

Teera Aphaiwongse

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (RESTATED)	2001	2000 (RESTATED)
INTEREST AND DIVIDEND INCOME				
Interest on loans	40,183,422,078	45,004,669,682	39,916,051,316	44,696,296,543
Interest on interbank and money market items	9,411,357,778	10,759,831,696	10,105,971,668	11,265,756,658
Hire purchase and financial lease income	2,284,705	5,303,316	-	-
Investments	10,922,730,326	11,344,487,764	10,388,569,092	10,965,326,516
Total interest and dividend income	60,519,794,887	67,114,292,458	60,410,592,076	66,927,379,717
INTEREST EXPENSES				
Interest on deposits	25,195,848,004	31,031,805,470	24,991,648,851	30,863,109,013
Interest on interbank and money market items	1,377,021,181	2,919,487,652	1,545,288,585	3,111,667,540
Interest on short – term borrowings	2,385,839,398	1,911,588,197	2,412,670,630	1,956,036,289
Interest on long – term borrowings	7,728,968,732	7,902,100,086	7,728,968,732	7,958,218,061
Total interest expenses	36,687,677,315	43,764,981,405	36,678,576,798	43,889,030,903
NET INTEREST AND DIVIDEND INCOME	23,832,117,572	23,349,311,053	23,732,015,278	23,038,348,814
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 5.6)	(3,603,345,307)	24,317,337,096	(3,258,951,190)	24,227,740,054
LOSS ON DEBT RESTRUCTURING	8,713,481,098	10,764,250,061	8,713,481,098	10,764,191,899
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	18,721,981,781	(11,732,276,104)	18,277,485,370	(11,953,583,139)
NON – INTEREST INCOME				
Gain (loss) on investments, net	170,194,279	5,299,268,396	(292,797,802)	5,107,698,393
Equity in undistributed net income of subsidiaries and associated companies	123,311,605	321,227,574	1,053,606,121	673,056,077
Fees and service income				
Acceptances, aval and guarantees	440,115,255	361,578,517	440,105,755	361,578,517
Others	9,462,979,313	9,052,430,449	9,383,450,706	9,020,779,065
Gain on exchange, net	1,512,476,033	1,718,531,604	1,372,882,531	1,677,875,285
Gain on reversal impairment of properties foreclosed	67,042,598	444,844,635	65,213,850	444,844,635
Other income	514,911,155	385,740,945	404,290,556	366,062,496
Total non – interest income	12,291,030,238	17,583,622,120	12,426,751,717	17,651,894,468
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS, LOSS ON DEBT RESTRUCTURING, AND NON-INTEREST INCOME	31,013,012,019	5,851,346,016	30,704,237,087	5,698,311,329

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (RESTATED)	2001	2000 (RESTATED)
NON – INTEREST EXPENSES				
Personnel expenses	8,553,678,490	8,028,888,611	8,435,242,265	7,951,498,189
Premises and equipment expenses	4,563,192,823	3,722,263,451	4,530,102,002	3,703,673,726
Taxes and duties	2,009,616,393	2,181,631,004	2,001,643,252	2,175,569,760
Fees and service expenses	1,562,099,277	1,457,507,261	1,553,244,820	1,430,101,234
Directors' remuneration	32,096,000	29,663,000	29,360,000	27,860,000
Contributions to the Financial Institutions Development Fund (Note 4.2)	4,132,008,525	3,918,271,945	4,128,748,822	3,916,648,228
Other expenses	3,673,485,287	5,199,984,891	3,541,527,783	5,180,377,371
Total non – interest expenses	24,526,176,795	24,538,210,163	24,219,868,944	24,385,728,508
INCOME (LOSS) BEFORE INCOME TAX	6,486,835,224	(18,686,864,147)	6,484,368,143	(18,687,417,179)
INCOME TAX EXPENSES (Note 5.29)	4,099,220	-	-	-
INCOME (LOSS) BEFORE MINORITY INTERESTS	6,482,736,004	(18,686,864,147)	6,484,368,143	(18,687,417,179)
MINORITY INTERESTS IN SUBSIDIARIES' PROFIT (LOSS)	(1,632,139)	553,032	-	-
NET INCOME (LOSS)	6,484,368,143	(18,687,417,179)	6,484,368,143	(18,687,417,179)
PRIMARY EARNINGS (LOSSES) PER SHARE	4.42	(12.74)	4.42	(12.74)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES **SHARES**	1,466,495,694	1,466,495,694	1,466,495,694	1,466,495,694

Notes to the financial statements form an integral part of these financial statements

Chartsiri Sophonpanich.

(Mr. Chartsiri Sophonpanich)
President

Teera Aphaiwongse

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (RESTATED)	2001	2000 (RESTATED)
ORDINARY SHARE CAPITAL				
Beginning balance	14,664,956,940	14,664,956,940	14,664,956,940	14,664,956,940
Ending balance	14,664,956,940	14,664,956,940	14,664,956,940	14,664,956,940
PREFERRED SHARES				
Beginning balance	3,450,000	3,450,000	3,450,000	3,450,000
Ending balance	3,450,000	3,450,000	3,450,000	3,450,000
PREMIUM ON ORDINARY SHARE CAPITAL				
Beginning balance	49,741,738,452	49,741,738,452	49,741,738,452	49,741,738,452
Ending balance	49,741,738,452	49,741,738,452	49,741,738,452	49,741,738,452
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance before adjustment	10,188,625,049	6,854,563,476	10,188,625,049	6,854,563,476
Adjustment for the previous year (Note 3.1)	-	(134,449)	-	(134,449)
Beginning balance after adjustment	10,188,625,049	6,854,429,027	10,188,625,049	6,854,429,027
Additions (Notes 3.1 and 3.2)	104,932,176	3,334,196,022	104,932,176	3,334,196,022
Ending balance	10,293,557,225	10,188,625,049	10,293,557,225	10,188,625,049
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	6,879,427,051	3,781,762,000	6,879,427,051	3,781,762,000
Additions (Notes 3.2)	-	3,244,898,199	-	3,244,898,199
Deductions	(621,632,625)	(147,233,148)	(621,632,625)	(147,233,148)
Ending balance	6,257,794,426	6,879,427,051	6,257,794,426	6,879,427,051

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (RESTATED)	2001	2000 (RESTATED)
RETAINED EARNINGS (DEFICITS)				
Appropriated				
LEGAL RESERVES				
Beginning balance	11,544,800,000	11,544,800,000	11,544,800,000	11,544,800,000
Ending balance	11,544,800,000	11,544,800,000	11,544,800,000	11,544,800,000
OTHER RESERVES				
Beginning balance	63,266,975,948	63,266,975,948	63,266,975,948	63,266,975,948
Ending balance	63,266,975,948	63,266,975,948	63,266,975,948	63,266,975,948
Unappropriated				
Beginning balance before adjustment	(126,639,324,267)	(108,830,381,688)	(126,639,324,267)	(109,092,320,945)
Adjustment for the previous year (Note 3.1)	-	137,560,015	-	399,499,272
Beginning balance after adjustment	(126,639,324,267)	(108,692,821,673)	(126,639,324,267)	(108,692,821,673)
Additions (Notes 5.1.3.3 and 5.1.3.5)	7,105,862,636	740,914,585	7,105,862,636	740,914,585
Deductions	-	(18,687,417,179)	-	(18,687,417,179)
Ending balance	(119,533,461,631)	(126,639,324,267)	(119,533,461,631)	(126,639,324,267)
FOREIGN EXCHANGE ADJUSTMENT				
Beginning balance before adjustment	1,817,723,520	1,098,117,336	1,817,723,520	1,147,588,290
Adjustment for the previous year (Note 3.1)	-	(60,024,018)	-	(109,494,972)
Beginning balance after adjustment	1,817,723,520	1,038,093,318	1,817,723,520	1,038,093,318
Additions (Deductions)	(34,384,247)	779,630,202	(34,384,247)	779,630,202
Ending balance	1,783,339,273	1,817,723,520	1,783,339,273	1,817,723,520
UNREALIZED GAINS ON INVESTMENT				
Beginning balance before adjustment	5,588,564,929	4,689,317,288	5,588,564,929	4,624,188,528
Adjustment for the previous year (Note 3.1)	-	17,329,700	-	82,458,460
Beginning balance after adjustment	5,588,564,929	4,706,646,988	5,588,564,929	4,706,646,988
Additions	2,949,586,133	881,917,941	2,949,586,133	881,917,941
Ending balance	8,538,151,062	5,588,564,929	8,538,151,062	5,588,564,929
UNREALIZED LOSSES ON INVESTMENT				
Beginning balance before adjustment	(3,100,294,830)	(1,559,754,857)	(3,100,294,830)	(1,559,754,857)
Adjustment for the previous year (Note 3.1)	-	(2,412,003)	-	(2,412,003)
Beginning balance after adjustment	(3,100,294,830)	(1,562,166,860)	(3,100,294,830)	(1,562,166,860)
Additions	(263,871,362)	(1,538,127,970)	(263,871,362)	(1,538,127,970)
Ending balance	(3,364,166,192)	(3,100,294,830)	(3,364,166,192)	(3,100,294,830)
MINORITY INTERESTS				
Beginning balance	22,202,259	17,435,596	-	-
Adjustment for the previous year (Note 3.1)	-	3,986,117	-	-
Beginning balance after adjustment	22,202,259	21,421,713	-	-
Additions	111,940,031	780,546	-	-
Ending balance	134,142,290	22,202,259	-	-
TOTAL	43,331,277,793	33,978,845,051	43,197,135,503	33,956,642,792

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (RESTATED)	2001	2000 (RESTATED)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	6,484,368,143	(18,687,417,179)	6,484,368,143	(18,687,417,179)
Items to reconcile net income (loss) to net cash flows from operations				
Depreciation and amortization expenses	10,458,024,812	8,110,940,646	10,487,200,252	8,209,786,242
Bad debt and doubtful accounts	(3,603,345,307)	24,317,337,096	(3,258,951,190)	24,227,740,054
Loss on debt restructuring	8,713,481,098	10,764,250,061	8,713,481,098	10,764,191,899
Losses (gains) on foreign exchange	(416,920,970)	607,157,704	(416,920,970)	607,157,704
Losses on sale of assets	5,783,829	2,214,916	7,088,517	2,177,668
Unrealized losses (gains) on revaluation of trading securities	(68,799,545)	(327,930,192)	30,729,453	(137,927,772)
Loss on impairment of investments	2,309,509,951	636,637,605	2,309,509,951	636,637,605
Gains on reversal of impairment of investments	(117,169,127)	(407,789,245)	(117,169,127)	(407,789,245)
Gains on transfer of investments	(26,583,495)	-	(26,583,495)	-
Losses (gains) on revaluation of land and premises	(2,157,592)	1,415,762,159	(2,157,592)	1,415,762,159
Equity in undistributed net income of subsidiaries and associated companies	(123,311,605)	(321,227,574)	(1,053,606,121)	(673,056,077)
Loss on impairment of properties foreclosed	667,093,846	938,608,171	550,602,058	938,597,924
Gains on reversal impairment of properties foreclosed	(67,042,598)	(444,844,635)	(65,213,850)	(444,844,635)
Loss on impairment of other assets	41,381,102	67,958,550	41,381,102	67,958,550
Accrued interest receivable and dividend increase	(782,295,820)	(1,635,217,629)	(542,933,456)	(1,565,946,223)
Accrued interest receivable – other decrease (increase)	(61,406,107)	(3,028,407)	(4,436,493)	506,757
Accrued interest payable decrease	(2,117,369,934)	(502,434,334)	(2,185,126,061)	(521,161,493)
Accrued other expenses increase (decrease)	(203,784,195)	480,421,443	(206,422,587)	476,258,530
Minority interest in profit (loss) of subsidiaries	(1,632,139)	553,032	-	-
Income from operations before changes in operating assets and liabilities	21,087,824,347	25,011,952,188	20,744,839,632	24,908,632,468
Operating assets (increase) decrease				
Interbank and money market items	(5,539,731,512)	(39,954,525,049)	(4,111,050,183)	(39,356,464,009)
Negotiable certificates of deposit	21,891,616	(1,396,687,854)	21,891,616	(1,396,687,854)
Securities purchased under resale agreements	20,158,000,000	(12,230,000,000)	20,879,000,000	(12,230,000,000)
Current investments – trading securities	146,953,803	117,724,578	(283,959,725)	77,836,935
Loans	27,193,410,569	(23,830,889,028)	27,980,068,234	(23,076,883,690)
Properties foreclosed	958,970,136	761,941,644	1,182,192,640	2,789,229,329
Other assets	(2,642,788,681)	799,786,644	(2,395,971,904)	714,122,662
Operating liabilities increase (decrease)				
Interbank and money market items	(16,534,159,620)	(23,623,048,173)	(14,675,220,477)	(25,561,567,700)
Negotiable certificates of deposit	181,429,332	(511,256,498)	(109,152,970)	(881,843,077)
Deposits	40,114,922,081	78,373,583,730	38,528,737,849	77,220,637,593
Liabilities payable on demand	165,437,814	172,173,182	351,057,692	(60,987,863)
Securities sold under repurchase agreements	(2,700,000,000)	2,700,000,000	(2,700,000,000)	2,700,000,000
Other liabilities	2,759,034,729	11,226,138,952	2,816,414,390	12,077,066,982
Net cash provided (used) by operating activities	85,371,194,614	17,616,894,316	88,228,846,794	17,923,091,776

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (RESTATED)	2001	2000 (RESTATED)
CASH FLOWS FROM INVESTING ACTIVITIES				
Current investments (increase) decrease	(14,330,168,102)	641,035,662	(16,416,638,654)	3,660,588,832
Long – term investments (increase) decrease	(48,277,033,957)	(24,968,106,660)	(46,262,762,247)	(28,247,928,781)
Purchase of premises, equipment and leasehold	(1,809,123,074)	(925,880,631)	(1,733,860,358)	(920,436,579)
Proceeds from sales of premises, equipment and leasehold	35,447,430	39,422,757	33,748,893	39,460,072
Net cash provided (used) by investing activities	(64,380,877,703)	(25,213,528,872)	(64,379,512,366)	(25,468,316,456)
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for floating rate note	(3,420,362,988)	-	(3,420,362,988)	-
Cash paid for redemption prior to the maturity of convertible bonds	(12,523,342,123)	-	(15,452,544,107)	-
Cash paid for subordinated bonds extinquishment	(5,060,000,000)	(5,060,000,000)	(5,060,000,000)	(5,060,000,000)
Net cash provided (used) by financing activities	(21,003,705,111)	(5,060,000,000)	(23,932,907,095)	(5,060,000,000)
Effect on cash due to changes in the exchange rates	(22,291,071)	146,187,137	(23,419,028)	130,743,910
Net increase (decrease) in cash	(35,679,271)	(12,510,447,419)	(106,991,695)	(12,474,480,770)
Cash as at January 1,	16,177,506,477	28,687,953,896	16,124,897,801	28,599,378,571
Cash as at December 31,	16,141,827,206	16,177,506,477	16,017,906,106	16,124,897,801

Notes to the financial statements form an integral part of these financial statements

1. ECONOMIC SITUATION AND THE OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

1.1 Economic situation and the operations of the Bank and its subsidiaries

Thailand and many Asia-Pacific countries continued to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand, including Bangkok Bank Public Company Limited. The accompanying consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and subsidiaries. The ultimate effect of such uncertainties on the financial position of the Bank and subsidiaries cannot be presently determined.

1.2 Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Bank of Thailand's (the BOT) regulations and guidelines to estimate the minimum required allowance for doubtful accounts. The BOT's guidelines require banks to categorize their loan portfolios into six categories subject to different levels of provisioning and established new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks to perform the qualitative reviews of their loans and or commitments, including off-balance-sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. The guidelines permited financial institutions to phase in on a pro-rated basis the estimated minimum allowance for doubtful accounts semi-annually during the period of December 31, 1998 through December 31, 2000. From December 31, 2000, financial institutions were required to record 100% of the estimated minimum required reserve amount (see Note 4.4 and 5.6) and as at December 31, 2001 and 2000, the Bank is carrying out the qualitative loan reviews as an on going process which may continue to affect the classification and therefore the estimate of allowance for doubtful accounts. The Bank believes that the effect on the financial statements for the years 2001 and 2000 would not be material, had the Bank completed qualitative loan review procedures as required by the BOT's guidelines.

The BOT has also issued additional guidelines clarifying the above guidelines, regarding the basis for debt restructuring and collateral appraisal of the financial institutions, worthless or irrecoverable assets or assets with doubtful value of recoverability and reports to be submitted to the BOT.

1.3 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgment by the BOT about components, risk weightings and other factors. The Bank believes that as at December 31, 2001 and 2000, the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change, as considered necessary by the BOT.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE BANK'S FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at December 31, 2001 and 2000 the Bank has a total staff of 18,705 and 19,883, respectively.

2.1 The consolidated financial statements and the Bank's financial statements are presented in accordance with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001 and its related letter of July 9, 2001. The Bank has restated the year 2000 financial statements presented for comparison accordingly.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The accompanying financial statements are prepared in accordance with requirement accounting principles and practices generally accepted in Thailand.

2.2 The consolidated financial statements include the accounts of all branches of the Bank and its six subsidiaries in the year 2001 and five subsidiaries in the year 2000 and eliminate significant business transactions and outstanding balances between the Bank and its subsidiaries. The six subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Thaksin Finance Company Limited, Sinsubtawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank, and BBL Asset Management Company Limited (which being the subsidiary in the year 2001). The consolidated financial statements do not include the financial statements of Noble Place Company Limited and Thai Precision Manufacturing Company Limited in which the Bank hold 60.61% and 59.50%, respectively, stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Noble Place Company Limited and Thai Precision Manufacturing Company Limited reported total assets in their December 31, 2000 audited financial statements amounting to Baht 730.4 million and Baht 1,101.7 million, respectively.

In addition, the consolidated financial statements for the year ended December 31, 2001 also included Bualuang Securities Company Limited (formerly known as B.O.A. Securities Company Limited) the 81.25% owned subsidiary of Thaksin Finance Company Limited.

All subsidiaries companies of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in Cayman Islands British West Indies and Bangkok Bank Berhard which was registered in Malaysia.

Formerly, the financial statements of the subsidiaries and the branches, whose functional currency is not the Thai Baht and which are consolidated, are translated into Baht at the current rates as announced by the BOT at the end of period. For the period ended December 31, 2000 onwards, statements of income in foreign currencies of the subsidiaries and the branches are translated at the average rates. For the statements of income of the previous period, had the average rates been used in the translation, the differences would not be material.

2.3 The Bank's financial statements include the accounts of all branches of the Bank and account for investment in subsidiaries and associated companies by the equity method. However, the Bank's interest in subsidiaries was taken from the audited financial statements of these companies except the financial statements of BBL Asset Management Company Limited which have not been audited; and the Bank's interest in associated companies' equity was taken from the unaudited financial statements of these companies except for Asia Credit Public Company Limited's financial statements which has been audited.

2.4 Changes in Accounting Classifications

The Finacial Statements of the year 2000 were reclassified into a new format so as to be in accordance with the presentation of the financial statements of the year 2001 as follows :

The presentation of the financial statement of the year ended 2001	**The presentation of the financial statement of the year ended 2000**
- Interbank and money market items (assets) are presented with the net amount after allowance for doubtful accounts and included securities purchased under resale agreements with other financial institutions.	- Interbank and money market items (assets) were presented with the net amount before allowance for doubtful accounts excluded securities purchased under resale agreements with other financial institutions.
- Securities purchased under resale agreements are securities that directly deal with the Bank of Thailand.	- Securities purchased under resale agreements were securities that deal with the Bank of Thailand and other financial institutions.
- Investments are categorized as current investments, long - term investments, investment in subsidiaries and associated companies, and included investment in receivables.	- Investments were categorized as securities for trading and securities for investment but excluded investment in receivables.
- Loans are carried at the net amount after unearned discounts and excluded investments in receivables.	- Loans were carried at the gross amount and included investments in receivables.
- Allowance for doubtful accounts is presented seperately from revaluation allowance for debt restructuring.	- Allowance for doubtful accounts was presented inclusive of revaluation allowance for debt restructuring.
- Premises and equipment exclude leasehold land and leasehold premises.	- Premises and equipment included leasehold land and leasehold premises.
- Interbank and money market items (liabilities) include securities sold under repurchase agreements with other financial institutions.	- Interbank and money market items (liabilities) excluded securities sold under repurchase agreements with other financial institutions.
- Securities sold under repurchase agreements are securities that directly deal with the Bank of Thailand.	- Securities sold under repurchase agreements were securities that deal with the Bank of Thailand and other financial institutions.

The presentation of the financial statement of the year ended 2001	The presentation of the financial statement of the year ended 2000
- Borrowings are seperately categorized by the remaining term of contracts.	- Borrowings were categorized by the term of contracts.
- Interest expenses from borrowings are seperately categorized by the remaining term of the contract of principal.	- Interest expenses from borrowings were seperately categorized by the term of the contract of principal.
- Bad debt and doubtful accounts expenses are presented seperately from loss on debt restructuring.	- Bad debt and doubtful accounts expenses included loss on debt restructuring.
- Loss and expenses on investments are presented under gain (loss) on investments.	- Profit/loss and incomes/expenses on investments were presented in other incomes and other expenses.
- Investments under investing activites in the statements of cash flows are seperately categorized into current investments and long – term investments with the net amounts.	- Investing activites in the statements of cash flows were presented as securities for investment on a net basis
- The financial statement excluded statement of retained earnings.	- The financial statement included statement of retained earnings.

In addition, notes to the financial statements of the year 2000 were restated so as to be in accordance with the notes to the financial statements of the year 2001.

3. CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The issuance of new accounting standards, which became effective from January 1, 2000, and the amendments of existing ones materially affected the Bank and its subsidiaries in respect to accounting for investment in subsidiaries and associated companies, and revaluation of land and buildings. The BOT's notification regarding the balance sheets and statements of income of commercial banks (Note 2.1) materially affected the Bank in respect to investments in receivables. The changes are discussed in more detail as follows :

3.1 Accounting for investment in subsidiaries and associated companies.

Since the half year ended June 30, 2000 the Bank has changed its accounting policy for investment in subsidiaries and associated companies from the cost method to the equity method as per the requirement of Thai Accounting Standard (TAS) No.44, Consolidated Financial Statements and Accounting for Investments in Subsidiaries; of TAS No.45, Accounting for Investments in Associates; and of the BOT's letter number THOR POR TOR. SOR NOR SOR. (21) WOR. 1593/2543 dated July 19, 2000 relating to the recognition of investments in subsidiaries and associated companies. This change caused the retained deficits brought forward as at January 1, 2000 in the consolidated and the Bank's financial statements to increase by Baht 127.6 million and Baht 219.3 million, respectively.

3.2 Revaluation of land and premises

In 2000, land and premises were reappraised by independent appraisers according to the guidelines established by the BOT. The land and premises increment resulting from the appraisal was recorded in the accounts as unrealized increment per land and premises appraisal and shown as shareholders' equity. Depreciation of the premises appraisal increase was recognized as an expense in the statement of income. Concurrently, unrealized increment per bank premises appraisal is transferred directly to retained earning by the same amount. The appraisal decrease was charged directly against any related appraisal increase of the same item of asset. The residual appraisal decrease was recognized as an expense in the statements of income.

The Bank had recorded the appraisal of land and premises, and the depreciation of the incremental values according to TAS No.32 Land, Premises and Equipment. The effect of the appraisal to the consolidated and the Bank's financial statements for the year ended December 31, 2000, are as follows :

(million Baht)

		CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS
		2000	2000
Net increase in land and premises		5,463.6	5,463.6
Net increase unrealized increment per land and bank premises appraisal		6,879.3	6,879.3
Increase in net loss		(1,562.9)	(1,562.9)
Increase in net loss per share	**Baht**	(1.07)	(1.07)

Upon the aforementioned building reappraisals, the Bank had adjusted the buildings' useful lives that were used in the calculation of depreciation charges to reflect the newly estimated economic useful lives. And the Bank has calculated and recorded such new depreciation charges. Had the Bank calculated the new depreciations based on the pre-adjusted useful lives, the Bank's depreciation charges for the year ended December 31, 2001 would have been lessen by Baht 303.9 million.

3.3 Investments in receivables

During the year 2001, the Bank has changed its accounting policy for investments in receivables from recording them as loans to recording them as investments. This was in accordance with the BOT's notification. This change had resulted in the decline in loans as at December 31, 2001 and 2000 amounting to Baht 110.0 million and Baht 275.7 million, and in the increase in investments by the same amount.

The Bank restated the consolidated and the Bank's financial statements for the year ended December 31, 2000 to reflect the effects of the aforementioned changes. To this end, the Bank applies accounting and calculation method to the financial statements consistent with the most recent annual financial statements.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 Recognition of interest income

The Bank recognizes interest income from loans on an accrual basis, except for interest which was accrued over 3 months, such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

4.2 Recognition of interest expenses and other expenses

The Bank recognizes interest expenses and other expenses on an accrual basis.

Contributions to Financial Institutions Development Fund are recorded as expenses for the period.

4.3 Loans

Overdrafts are carried at the drawn amounts including interest. Other loans are carried at the principal amounts. Unearned discounts on bills are eliminated from loans. (see Note 5.5)

4.4 Allowance for doubtful accounts

As at December 31, 2001, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT guidelines to be Baht 13,725.0 million* on a consolidated basis and Baht 13,215.0 million* for the Bank. As at December 31, 2000, the estimated amounts were Baht 8,590.5 million** on the consolidated basis and Baht 7,578.7 million** for the Bank. (see Notes 1.2 and 5.6)

As at December 31, 2001, the consolidated and the Bank recorded allowance for doubtful accounts represented 423.5 % and 434.5 % of the reserves calculated minimum required pursuant to the BOT guidelines, respectively; and as at December 31, 2000 the recorded allowance for doubtful accounts represented 611.8 % and 678.9 % of the reserves calculated minimum required pursuant to the BOT guidelines, respectively.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

Loans classified as doubtful of loss which were in excess of collateral and fully provisioned for were written off. This is in accordance with the BOT's notification regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated March 17, 2000. (see Note 5.6)

In the event of loss on debt restructuring, the Bank will adjust down bad debt and doubtful accounts and allowance for doubtful accounts by the lower amount of loss on debt restructuring or allowance for doubtful accounts recorded in the previous quarter.

---

* Excluded allowance for doubtful accounts of interbank and money market items of Baht 28.9 million

** Excluded allowance for doubtful accounts of interbank and money market items of Baht 35.8 million

4.5 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivables, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt restructuring using modification of payment schedule, the Bank follows TAS No. 34, which requires that the fair value of loans be calculated based on the future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense as incurred. Subsequently, the Bank recalculates the abovementioned future loss quarterly using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above mentioned future loss as an increase or decrease expense in loss on restructuring accounts.

4.6 Investments

The Bank's investments portfolios, consisting of debt, equity securities and investments in receivables are classified as trading securities, available for sale securities, held to maturity securities, or general investment which the Bank present as current investments, long-term investments, and investments in subsidiaries and associated companies.

Current investments are investments which the Bank intends to hold for one year or less. Current investments include trading securities, available for sale securities, general investment and held to maturity debt securities maturing within one year.

Long-term investments are investments which the Bank intends to hold for more than one year. Long-term investments include securities that are classified as available for sale securities, general investment, debt securities that are classified as available for sale securities and held to maturity debt securities.

Trading securities are those instruments that are acquired with the intent to hold for a short period of time in order to take advantage of anticipated changes in market values. Trading securities are carried at fair value. Realized gains and losses from the sale of trading securities and unrealized gains and losses from changes in fair value are recognized as non-interest income. Interest earned on trading securities is recognized as interest income on an accrual basis.

Debt securities and investments in receivables for which the Bank has the intent and the ability to hold until maturity are classified as held to maturity debt securities and carried at the amortized cost, net of valuation allowances for impairment, if any. Valuation allowances are established by recognizing an unrealized loss upon impairment of a security in the statement of income as per Bank's assessment.

Debt securities, investments in receivables and marketable equity securities with readily determinable market values that are not classified as either held to maturity securities, trading securities or investments in subsidiaries and associated companies are classified as available for sale securities and carried at fair value, net of valuation allowances for impairment, if any. The unrealized gains or losses related to available for sale securities are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

Non-marketable equity securities are classified as general investment and carried at cost, net of valuation allowances for impairment, if any. Valuation allowances are established by recognizing an unrealized loss on impairment in the statement of income upon impairment of a security as per Bank's assessment.

Investments in receivables which are classified as available for sale securities are carried at fair value, net of valuation allowances for impairment, if any. The related unrealized gains or losses are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

The Bank classified the rights of the Bank against the non-negotiable promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and given to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank, as held to maturity debt securities.

The Bank recognizes interest income on the aforementioned rights on an accrual basis and concurrently provides reserve for loss sharing from the TAMC by the same amount.

Realized gains and losses arising from the sale of debt and equity securities are computed based on the weighted average method and are included in non-interest income.

Interest income on debt securities included in interest income, is recognized on an accrual basis and included the amortization of premiums and accretion of discounts using methods that produces a level yield.

The fair value of debt instruments is calculated as follows :

- For debt instruments of government sector, the monthly auction value of the Bank of Thailand bonds and state enterprise bonds guaranteed by the government is used. If there is no such auction value, the Bank's yield curve for debt instruments of government sector will be used, as per the BOT's guideline. In the case of state enterprise bonds without government guarantee, an appropriate risk premium will be applied.

- For other domestic debt instruments, bid price of reliable financial institutions or the Bank's yield curve for debt instruments of government sector with an appropriate risk premium will be used as deemed appropriate.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

For marketable equity securities with readily determinable market values, the fair value is determined by the last bid price on The Stock Exchange of Thailand on the last business day of the period. If the last bid price is not available, the last closing price will be used.

The Bank presented investment in subsidiaries and associated companies by the equity method, net of valuation allowances for impairment.

4.7 Assets and liabilities in foreign currencies

Assets and liabilities denominated in foreign currencies are converted into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies and forward exchange contracts at the end of the period are converted at the reference rates, as announced by the BOT at the end of the period.

All foreign exchange gains and losses are recognized in the statement of income except for foreign exchange translation which is a component in shareholders' equity.

The Bank follows the prudent asset and liability management policy in managing its foreign currencies. Specifically, the Bank funds its foreign currency assets by using the same currency offshore borrowings. In the event that the assets are funded by borrowings in other currencies, the Bank will use swaps so that the exchange risks can be properly hedged. Under this policy, the Bank strictly complies with the BOT's rules and regulations.

4.8 Premises, equipment and depreciation

In 1993, land and premises were professionally appraised according to guidelines established by the BOT. The increment resulting from the appraisal, approved by the BOT, was recorded in the accounts as unrealized increment per land and premises appraisal and shown as shareholders' equity. Depreciation for the premises appraisal increase was adjusted from the unrealized increment per premises appraisal account.

In 1999, land was reappraised based on the appraised value established by the Land Department to comply with TAS No.32, Property, Plant and Equipment. The land appraisal increase has not been counted as the Bank's legal capital fund.

In 2000, land and premises were reappraised by independent professional appraisers according to the guidelines established by the BOT. The land and premises increment resulting from the appraisal was recorded in the accounts as unrealized increment per land and premises appraisal and shown as shareholders' equity. Depreciation of the premises appraisal increase was recognized as an expense in the statement of income. The appraisal decrease was charged directly against any related appraisal increase of the same piece of asset. The residual appraisal decrease was recognized as an expense in the statement of income. (see Note 5.9)

Land is stated at new appraised value. Premises is stated at new appraised value net of accumulated depreciation. Equipment is stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows:

Premises – reappraised	20 - 30	years
Premises – newly construct	20	years
Equipment	5	years

Premises and equipment in foreign countries are depreciated at the legal rates applicable in each locality.

4.9 Leasehold property

Leasehold property is stated at cost less amortization. Amortization change is calculated by the straight-line method, based on the estimated useful lives, which range between 2-30 years. Leasehold property in foreign countries are amortized at the legal rates applicable in each locality

4.10 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. The Bank has made full allowance for the item as per the BOT's requirement. (see Note 5.6)

4.11 Income tax

The Bank's income tax expenses, if any, are recorded based on tax paid and tax accrued for the year.

4.12 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense.

Gains or losses on disposal of such properties are recognized as non-interest income or expense on the date of disposal.

4.13 Sales of note receivables

For the sales of bills of exchange and promissory notes, purchased by the Bank, realized gains or losses are computed based on the purchasing cost and are included in non-interest income or expense.

4.14 Derivatives

Forward foreign exchange contracts entered into for trading purposes are marked to market with the resultant gains and losses being included in non-interest income in statement of income in the current period. Gains or losses on such contracts are taken to statement of income in the current period. Contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Interest rate and currency swap agreements entered into for trading purposes are valued at their net present value after allowance for future costs and risk exposure. Gains and losses on such agreements are taken to statement of income in the current period. Agreements entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

4.15 Earnings (losses) per share

Primary earnings (losses) per share are calculated by dividing the net income (loss) by the average number of ordinary shares outstanding, weighted according to time and amount paid.

The diluted earnings (losses) per share are computed from adjusting the net income (loss) attributable to ordinary shares and the number of ordinary shares by the effect of dilutive potential ordinary share. The Bank has issued convertible bonds that the bondholders have the right to convert into ordinary shares. However, as at December 31, 2001 and 2000, since the exercise price of the convertible bonds was higher than the average market value of ordinary shares, calculation of the diluted earnings (losses) per share is not affected.

4.16 Provident fund

On June 27, 1990, the Bank registered the provident fund, which is managed by external fund manager, for its staff in accordance with the Provident Fund Act B.E. 2530 (1987). According to the Funds regulations, every employee is entitled to apply for membership. The participating employees' contribution to the fund is at the rate of 3% of employee basic salary while the Bank's contribution is at the rate of 4%. The employees are entitled to benefits upon termination of employment status.

The provident fund for overseas branches are established in accordance with each country's legal requirement and any withdrawal is made in compliance therewith.

The Bank records the contribution to the provident fund as personnel expenses in statements of income on an accrual basis.

4.17 Compound financial instruments

The Institute of Certified Accountants and Auditors of Thailand ("ICAAT") issued the Interpretation of Accounting Standard No.3, on the issue of compound financial instruments by financial institutions. The interpretation requires that in summary.

1) The equity instrument component (preferred shares) is valued at fair value, or by reference to ordinary share's market price at the time of issue, if there is no market value for the preferred shares, and the face value is to be recorded separately from the premium.

2) The balance of the financial instruments, calculated by the net amount received from the issuance of the financial instruments, deducted by the fair value of equity instrument component, is shown as a liability in the balance sheet.

3) The payment for the right under the compound instrument is not recognized as an asset in the balance sheet.

4.18 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information (2000 figures have been restated)

5.1.1 Cash are cash on hand and cash in transit.

5.1.2 Cash paid for interest and income tax for the years ended December 31, are as follows :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Interest	38,805,047,249	43,262,547,070	38,863,702,859	43,367,869,410
Income tax	378,460,166	401,058,796	365,580,076	384,846,042

5.1.3 Significant non-cash items are as follows :

5.1.3.1 For the year ended December 31, 2001 the Bank recorded an increase in unrealized gain on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 2,949.6 million.The Bank also recorded an increase in unrealized loss on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 263.9 million.

For the year ended December 31, 2000 the Bank recorded an increase in unrealized gain on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 881.9 million. The Bank also recorded an increase in unrealized loss on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 1,538.1 million.

5.1.3.2 The Bank recognized its shares of the subsidiaries' and associated's equity for the years ended December 31, as follows :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Equity in undistributed net income of subsidiaries and associated	123,311,605	321,227,574	1,053,606,121	673,056,077

5.1.3.3 Retained deficits brought forward as at January 1, 2000 for the consolidated and the Bank's financial statements were adjusted downward by Baht 593.7 million to reflect the reversal of unpaid dividend appropriated since 1993 for shareholders who were not eligible to receive dividend in accordance with regulations of Thailand Securities Depository Company Limited.

5.1.3.4 The Bank revalued land and premises and recognized the results as discussed in Note 3.2.

5.1.3.5 For the years ended December 31, 2001 and 2000 the Bank recognized the depreciation of building-appraisal increase as expenses in the consolidated and the Bank's financial statements and transferred the unrealized increment per bank premises appraisal to retained earnings amounting to Baht 621.5 million and Baht 147.2 million, respectively.

5.1.3.6 The Bank has accepted the transfer of equity securities, debt securities and other assets through debt restructuring amounting to Baht 4,195.5 million and Baht 16,783.4 million for the year ended December 31, 2001, respectively and amounting to Baht 4,424.0 million and Baht 9,771.1 million for the year ended December 31, 2000, respectively.

5.1.3.7 For the year ended December 31, 2001 the Bank has accepted the right of the Bank against the non-negotiable promissory note which was classified as held to maturity debt securities amounting to Baht 22,457.1 million from the TAMC as discussed in Notes 5.4.1.

5.1.3.8 For the year ended December 31, 2001, the Bank recognized interest income on the right of the promissory note on an accrual basis and concurrently provides reserve for loss sharing from the TAMC amount Baht 63.9 million.

5.2 Interbank and money market items (assets)

Interbank and money market items (assets) consisted of the following as at December 31, :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	2001			2000		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	5,998,034,419	-	5,998,034,419	8,189,806,006	-	8,189,806,006
Commercial banks	125,277,252	7,443,778,779	7,569,056,031	65,420,898	7,449,450,649	7,514,871,547
Other banks	3,039,401	-	3,039,401	1,448,140	3,777,312	5,225,452
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	2,753,507	114,825,713	117,579,220	2,031,656	-	2,031,656
Other financial Institutions	257,116,892	146,434,132	403,551,024	284,115,100	119,946,951	404,062,051
Total	6,386,221,471	7,705,038,624	14,091,260,095	8,542,821,800	7,573,174,912	16,115,996,712
Add Accrued interest Receivables	-	96,952,619	96,952,619	-	102,565,093	102,565,093
Less Allowance for doubtful Accounts	(1,202,450)	(1,873,164)	(3,075,614)	(1,061,378)	(510,114)	(1,571,492)
Total domestic items	6,385,019,021	7,800,118,079	14,185,137,100	8,541,760,422	7,675,229,891	16,216,990,313
Foreign items						
USD	8,513,233,598	157,430,526,191	165,943,759,789	9,980,513,558	160,845,560,069	170,826,073,627
JPY	2,416,170,607	5,080,240,948	7,496,411,555	1,022,247,007	3,234,341,381	4,256,588,388
DEM	-	-	-	9,165,173	-	9,165,173
Others	1,325,973,605	18,687,106,998	20,013,080,603	1,328,197,700	8,323,719,644	9,651,917,344
Total	12,255,377,810	181,197,874,137	193,453,251,947	12,340,123,438	172,403,621,094	184,743,744,532
Add Accrued interest receivables	93,293	2,389,807,291	2,389,900,584	4,653,950	2,168,314,887	2,172,968,837
Less Allowance for doubtful Accounts	(15,813,571)	(10,023,635)	(25,837,206)	(5,638,187)	(28,639,590)	(34,277,777)
Total foreign items	12,239,657,532	183,577,657,793	195,817,315,325	12,339,139,201	174,543,296,391	186,882,435,592
Total domestic and foreign items	18,624,676,553	191,377,775,872	210,002,452,425	20,880,899,623	182,218,526,282	203,099,425,905

(Baht)

THE BANK'S FINANCIAL STATEMENTS

	2001			2000		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	5,987,832,772	-	5,987,832,772	8,186,188,047	-	8,186,188,04[illegible]
Commercial banks	57,834,690	7,416,583,273	7,474,417,963	65,512,411	7,449,450,649	7,514,963,06[illegible]
Other banks	3,039,401	-	3,039,401	1,448,140	3,777,312	5,225,45[illegible]
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	2,753,507	114,825,713	117,579,220	2,031,656	-	2,031,656
Other financial institutions	257,116,892	146,434,132	403,551,024	284,115,100	119,946,951	404,062,051
Total	6,308,577,262	7,677,843,118	13,986,420,380	8,539,295,354	7,573,174,912	16,112,470,266
Add Accrued interest receivables	-	96,831,600	96,831,600	-	102,565,093	102,565,093
Less Allowance for *doubtful accounts*	(1,202,450)	(1,873,164)	(3,075,614)	(1,061,378)	(510,114)	(1,571,492)
Total domestic items	6,307,374,812	7,772,801,554	14,080,176,366	8,538,233,976	7,675,229,891	16,213,463,867
Foreign items						
USD	8,512,909,528	158,079,679,729	166,592,589,257	9,980,191,711	162,665,129,574	172,645,321,285
JPY	2,416,170,607	5,080,240,948	7,496,411,555	1,022,247,007	3,234,341,381	4,256,588,388
DEM	-	-	-	8,350,610	-	8,350,610
Others	1,114,641,373	26,427,274,943	27,541,916,316	1,065,083,938	16,273,312,564	17,338,396,502
Total	12,043,721,508	189,587,195,620	201,630,917,128	12,075,873,266	182,172,783,519	194,248,656,785
Add Accrued interest receivables	93,293	2,384,581,728	2,384,675,021	4,653,950	2,166,036,044	2,170,689,994
Less Allowance for doubtful accounts	(15,813,571)	(10,023,635)	(25,837,206)	(5,638,187)	(28,639,590)	(34,277,777)
Total foreign items	12,028,001,230	191,961,753,713	203,989,754,943	12,074,889,029	184,310,179,973	196,385,069,002
Total domestic and foreign items	18,335,376,042	199,734,555,267	218,069,931,309	20,613,123,005	191,985,409,864	212,598,532,869

As at December 31, 2001 and 2000, the Bank had no loans to financial institutions, which were non-performing loans, which represent loans for which interest or principal has been in arrears for more than 3 months from their due dates.

5.3 Securities purchased under resale agreements

Securities purchased under resale agreements consisted of the following as at December 31, :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Government bonds and				
Bank of Thailand bonds	26,242,000,000	46,400,000,000	25,521,000,000	46,400,000,000
Total	26,242,000,000	46,400,000,000	25,521,000,000	46,400,000,000

5.4 Investments

5.4.1 As at December 31, the Bank classified investments as follows :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Trading securities	4,626,487,298	4,779,404,833	4,626,487,298	4,434,472,735
Available for sale securities	170,817,156,014	116,139,083,576	165,250,370,292	112,650,110,254
Held to maturity debt securities	74,418,241,311	41,750,849,486	72,642,000,664	38,316,124,146
General investments	11,828,186,336	8,965,411,962	11,809,339,858	8,954,014,879
Investment in subsidiaries				
and associated companies (Note 5.4.2)	3,304,201,867	5,141,904,879	8,962,937,027	9,583,822,131
Total investment in securities, net	264,994,272,826	176,776,654,736	263,291,135,139	173,938,544,145

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2001			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	3,845,372,718	118,374,053	(24,915)	3,963,721,856
Private enterprises debt securities	535,961,010	10,564,181	-	546,525,191
Foreign debt securities	124,540,050	-	(8,299,799)	116,240,251
Total	4,505,873,778	128,938,234	(8,324,714)	4,626,487,298
Add (less) Revaluation allowance	120,613,520			-
Total	4,626,487,298			4,626,487,298
Available for sale securities				
Government and state enterprise securities	14,174,754,058	25,567,015	(350,114)	14,199,970,959
Private enterprises debt securities	814,742,195	15,432,759	-	830,174,954
Foreign debt securities	3,115,768,596	1,005,120	(325,405)	3,116,448,311
Domestic marketable equity securities	108,987,239	5,768,610	-	114,755,849
Total	18,214,252,088	47,773,504	(675,519)	18,261,350,073
Add (less) Revaluation allowance	47,097,985			-
Total	18,261,350,073			18,261,350,073
Held to maturity debt securities				
Government and state enterprise securities	10,436,706,660	261,337,613	-	10,698,044,273
Foreign debt securities	6,080,277,353	62,403,187	(25,758,440)	6,116,922,100
Total	16,516,984,013	323,740,800	(25,758,440)	16,814,966,373
Less Allowance for impairment	(6,773,769)			-
Total	16,510,210,244			16,814,966,373
Total current investments, net	39,398,047,615			39,702,803,744

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2001			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long – term investments				
Available for sale securities				
Government and state enterprise securities	122,404,422,761	6,263,125,064	(358,096,884)	128,309,450,941
Private enterprises debt securities	11,221,369,234	581,177,277	(194,747,900)	11,607,798,611
Foreign debt securities	7,176,291,892	188,232,399	(35,080,695)	7,329,443,596
Domestic marketable equity securities	5,174,327,043	877,390,400	(1,577,150,429)	4,474,567,014
Foreign marketable equity securities	1,371,711,940	207,264	(604,554,227)	767,364,977
Investments in receivables	67,180,802	-	-	67,180,802
Total	147,415,303,672	7,910,132,404	(2,769,630,135)	152,555,805,941
Add (less) Revaluation allowance	5,140,502,269			-
Total	152,555,805,941			152,555,805,941
Held to maturity debt securities				
Government and state enterprise securities	52,917,545,207	2,553,441,641	(35,032,016)	55,435,954,832
Foreign debt securities	4,965,346,000	37,494,544	(21,725,027)	4,981,115,517
Investments in receivables	42,849,061	-	-	42,849,061
Total	57,925,740,268	2,590,936,185	(56,757,043)	60,459,919,410
Less Allowance for impairment	(17,709,201)			-
Total	57,908,031,067			60,459,919,410
General investments				
Regular equity securities				
Domestic non – marketable equity securities	5,510,011,790	1,743,853,281	(1,171,870,729)	6,081,994,342
Foreign non – marketable equity securities	526,017,386	86,575,778	(163,743,378)	448,849,786
Total regular equity securities	6,036,029,176	1,830,429,059	(1,335,614,107)	6,530,844,128
Equity securities received through debt restructuring				
Domestic non – marketable equity securities				
Listed securities	3,282,501,409	1,789,171,448	-	5,071,672,857
Non – listed securities	4,346,249,439	895,322,723	(453,786,646)	4,787,785,516
Total equity securities received through debt restructuring	7,628,750,848	2,684,494,171	(453,786,646)	9,859,458,373
Total	13,664,780,024	4,514,923,230	(1,789,400,753)	16,390,302,501
Less Allowance for impairment	(1,836,593,688)			-
Total	11,828,186,336			16,390,302,501
Total long – term investments, net	222,292,023,344			229,406,027,852

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2000			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	3,131,613,712	129,656,464	(804,404)	3,260,465,772
Private enterprises debt securities	1,101,518,763	22,078,266	(47,157)	1,123,549,872
Foreign debt securities	50,021,900	345,367,289	-	395,389,189
Total	4,283,154,375	497,102,019	(851,561)	4,779,404,833
Add (less) Revaluation allowance	496,250,458			-
Total	4,779,404,833			4,779,404,833
Available for sale securities				
Government and state enterprise securities	6,403,152,008	54,830,752	-	6,457,982,760
Private enterprises debt securities	165,725,706	359,588	(72,602,569)	93,482,725
Foreign debt securities	1,366,206,077	3,165,986	-	1,369,372,063
Domestic marketable equity securities	343,945,419	6,606,932	-	350,552,351
Total	8,279,029,210	64,963,258	(72,602,569)	8,271,389,899
Add (less) Revaluation allowance	(7,639,311)			-
Total	8,271,389,899			8,271,389,899
Held to maturity debt securities				
Government and state enterprise securities	5,540,573,583	273,578,581	-	5,814,152,164
Foreign debt securities	6,892,549,972	15,231,825	(109,922,645)	6,797,859,152
Total	12,433,123,555	288,810,406	(109,922,645)	12,612,011,316
Less Allowance for impairment	(108,291,035)			-
Total	12,324,832,520			12,612,011,316
Total current investments, net	25,375,627,252			25,662,806,048

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2000			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long – term investments				
Available for sale securities				
Government and state enterprise securities	83,753,924,872	3,999,846,096	(7,226,723)	87,746,544,245
Private enterprises debt securities	12,261,490,686	464,297,216	(111,436,530)	12,614,351,372
Foreign debt securities	2,589,687,110	77,126,219	(17,836,720)	2,648,976,609
Domestic marketable equity securities	5,088,066,239	374,033,534	(1,944,805,899)	3,517,293,874
Foreign marketable equity securities	1,416,479,790	-	(351,693,385)	1,064,786,405
Investments in receivables	275,741,172	-	-	275,741,172
Total	105,385,389,869	4,915,303,065	(2,432,999,257)	107,867,693,677
Add (less) Revaluation allowance	2,482,303,808			-
Total	107,867,693,677			107,867,693,677
Held to maturity debt securities				
Government and state enterprise securities	26,118,629,826	3,774,002,198	-	29,892,632,024
Foreign debt securities	3,331,341,117	49,964,979	(66,224,735)	3,315,081,361
Total	29,449,970,943	3,823,967,177	(66,224,735)	33,207,713,385
Less Allowance for impairment	(23,953,977)			-
Total	29,426,016,966			33,207,713,385
General investments				
Regular equity securities				
Domestic non – marketable equity securities	5,726,301,757	1,459,945,444	(857,669,397)	6,328,577,804
Foreign non – marketable equity securities	645,196,536	496,624,500	(109,361,113)	1,032,459,923
Total regular equity securities	6,371,498,293	1,956,569,944	(967,030,510)	7,361,037,727
Equity securities received through debt restructuring				
Domestic non – marketable equity securities				
Non – listed securities	3,613,252,907	80,346,012	(193,183,927)	3,500,414,992
Total equity securities received through debt restructuring	3,613,252,907	80,346,012	(193,183,927)	3,500,414,992
Total	9,984,751,200	2,036,915,956	(1,160,214,437)	10,861,452,719
Less Allowance for impairment	(1,019,339,238)			-
Total	8,965,411,962			10,861,452,719
Total long – term investments, net	146,259,122,605			151,936,859,781

(Baht)

	THE BANK'S FINANCIAL STATEMENTS 2001			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	3,845,372,718	118,374,053	(24,915)	3,963,721,856
Private enterprises debt securities	535,961,010	10,564,181	-	546,525,191
Foreign debt securities	124,540,050	-	(8,299,799)	116,240,251
Total	4,505,873,778	128,938,234	(8,324,714)	4,626,487,298
Add (less) Revaluation allowance	120,613,520			-
Total	4,626,487,298			4,626,487,298
Available for sale securities				
Government and state enterprise securities	14,149,754,058	25,567,015	(49,869)	14,175,271,204
Private enterprises debt securities	694,239,832	11,255,401	-	705,495,233
Foreign debt securities	1,791,796,333	252,775	(325,405)	1,791,723,703
Total	16,635,790,223	37,075,191	(375,274)	16,672,490,140
Add (less) Revaluation allowance	36,699,917			-
Total	16,672,490,140			16,672,490,140
Held to maturity debt securities				
Government and state enterprise securities	10,394,102,146	261,225,691	-	10,655,327,837
Foreign debt securities	5,395,741,235	60,782,832	(25,758,440)	5,430,765,627
Total	15,789,843,381	322,008,523	(25,758,440)	16,086,093,464
Less Allowance for impairment	(6,773,769)			-
Total	15,783,069,612			16,086,093,464
Total current investments, net	37,082,047,050			37,385,070,902

(Baht)

THE BANK'S FINANCIAL STATEMENTS

2001

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long – term investments				
Available for sale securities				
Government and state enterprise securities	122,377,168,739	6,260,356,692	(358,096,884)	128,279,428,547
Private enterprises debt securities	11,221,369,234	581,177,277	(194,747,900)	11,607,798,611
Foreign debt securities	3,364,914,348	28,481,904	(11,856,051)	3,381,540,201
Domestic marketable equity securities	5,174,327,043	877,390,400	(1,577,150,429)	4,474,567,014
Foreign marketable equity securities	1,371,711,940	207,264	(604,554,227)	767,364,977
Investments in receivables	67,180,802	-	-	67,180,802
Total	143,576,672,106	7,747,613,537	(2,746,405,491)	148,577,880,152
Add (less) Revaluation allowance	5,001,208,046			-
Total	148,577,880,152			148,577,880,152
Held to maturity debt securities				
Government and state enterprise securities	52,917,545,207	2,553,441,641	(35,032,016)	55,435,954,832
Foreign debt securities	3,916,245,985	14,010,102	(21,725,027)	3,908,531,060
Investment in receivables	42,849,061	-	-	42,849,061
Total	56,876,640,253	2,567,451,743	(56,757,043)	59,387,334,953
Less Allowance for impairment	(17,709,201)			-
Total	56,858,931,052			59,387,334,953
General investments				
Regular equity securities				
Domestic non – marketable equity securities	5,500,160,036	1,743,725,594	(1,170,463,975)	6,073,421,655
Foreign non – marketable equity securities	509,004,077	54,904,909	(157,131,547)	406,777,439
Total regular equity securities	6,009,164,113	1,798,630,503	(1,327,595,522)	6,480,199,094
Equity securities received through debt restructuring				
Domestic non – marketable equity securities				
Listed securities	3,282,501,409	1,789,171,448	-	5,071,672,857
Non – listed securities	4,346,249,439	895,322,723	(453,786,646)	4,787,785,516
Total equity securities received through debt restructuring	7,628,750,848	2,684,494,171	(453,786,646)	9,859,458,373
Total	13,637,914,961	4,483,124,674	(1,781,382,168)	16,339,657,467
Less Allowance for impairment	(1,828,575,103)			-
Total	11,809,339,858			16,339,657,467
Total long – term investments, net	217,246,151,062			224,304,872,572

(Baht)

	THE BANK'S FINANCIAL STATEMENTS 2000			
	Cost/ Amortized Cost	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Fair Value*
Current investments				
Trading securities				
Government and state enterprise securities	3,131,613,712	129,656,464	(804,404)	3,260,465,772
Private enterprises debt securities	1,101,518,763	22,078,266	(47,157)	1,123,549,872
Foreign debt securities	50,021,900	435,191	-	50,457,091
Total	4,283,154,375	152,169,921	(851,561)	4,434,472,735
Add (less) Revaluation allowance	151,318,360			-
Total	4,434,472,735			4,434,472,735
Available for sale securities				
Government and state enterprise securities	6,403,152,008	54,830,752	-	6,457,982,760
Private enterprises debt securities	165,725,706	359,588	(72,602,569)	93,482,725
Foreign debt securities	373,303,492	-	-	373,303,492
Total	6,942,181,206	55,190,340	(72,602,569)	6,924,768,977
Add (less) Revaluation allowance	(17,412,229)			-
Total	6,924,768,977			6,924,768,977
Held to maturity debt securities				
Government and state enterprise securities	5,540,573,583	273,578,581	-	5,814,152,164
Foreign debt securities	3,839,659,318	8,846,413	(108,357,923)	3,740,147,808
Total	9,380,232,901	282,424,994	(108,357,923)	9,554,299,972
Less Allowance for impairment	(108,291,035)			-
Total	9,271,941,866			9,554,299,972
Total current investments, net	20,631,183,578			20,913,541,684

(Baht)

	THE BANK'S FINANCIAL STATEMENTS 2000			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long – term investments				
Available for sale securities				
Government and state enterprise securities	83,701,546,260	3,995,328,698	(7,226,723)	87,689,648,235
Private enterprises debt securities	12,261,490,686	464,297,216	(111,436,530)	12,614,351,372
Foreign debt securities	566,889,827	802,852	(4,172,460)	563,520,219
Domestic marketable equity securities	5,088,066,239	374,033,534	(1,944,805,899)	3,517,293,874
Foreign marketable equity securities	1,416,479,790	-	(351,693,385)	1,064,786,405
Investments in receivables	275,741,172	-	-	275,741,172
Total	103,310,213,974	4,834,462,300	(2,419,334,997)	105,725,341,277
Add (less) Revaluation allowance	2,415,127,303			-
Total	105,725,341,277			105,725,341,277
Held to maturity debt securities				
Government and state enterprise securities	26,118,629,826	3,774,002,198	-	29,892,632,024
Foreign debt securities	2,949,506,431	35,835,993	(66,162,118)	2,919,180,306
Total	29,068,136,257	3,809,838,191	(66,162,118)	32,811,812,330
Less Allowance for impairment	(23,953,977)			-
Total	29,044,182,280			32,811,812,330
General investments				
Regular equity securities				
Domestic non – marketable equity securities	5,726,301,757	1,459,945,444	(857,669,397)	6,328,577,804
Foreign non – marketable equity securities	627,326,483	481,817,846	(102,888,144)	1,006,256,185
Total regular equity securities	6,353,628,240	1,941,763,290	(960,557,541)	7,334,833,989
Equity securities received through debt restructuring				
Domestic non – marketable equity securities				
Non – listed securities	3,613,252,907	80,346,012	(193,183,927)	3,500,414,992
Total equity securities received through debt restructuring	3,613,252,907	80,346,012	(193,183,927)	3,500,414,992
Total	9,966,881,147	2,022,109,302	(1,153,741,468)	10,835,248,981
Less Allowance for impairment	(1,012,866,268)			-
Total	8,954,014,879			10,835,248,981
Total long – term investments, net	143,723,538,436			149,372,402,588

On October 12, 2001, the Bank has entered into the Asset Transfer Agreement (the Agreement) with the Thai Asset Management Corporation (TAMC) in order to transfer the impaired assets of the Bank including all rights over the assets securing such assets as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (the TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the BOT. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average rate of deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agree to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50 % each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceed 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second losses portion will be borne by TAMC.

For the year ended December 31, 2001, the Bank has transferred impaired assets at the net amount of loan after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand amounting to Baht 22,457.1 million to TAMC. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

Investments classified in accordance with the notification of the BOT as at December 31, 2001 and 2000 are presented in Note 5.5.7.

The Bank accounts for investment in the companies, in which the Bank has equal to or more than 20% holding, that were acquired through debt restructuring by the cost method because the Bank intends to hold these investments on a temporary basis. Such companies are Thai Film Industries Public Co., Ltd. , Noble Place Co., Ltd., City Realty Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., and C.P. Plaza Co., Ltd., and Thai Petrochemical Industry Public Co., Ltd.

As at December 31, 2001 , the Bank had allowance for impairment of general investments amounting to Baht 1,836.6 million and Baht 1,828.6 million in the consolidated and the Bank's financial statements, respectively. In the third quarter, the Bank had recorded additional allowance for general investments for Baht 1,271.4 million instead of recording as the allowance for impairment of goodwill in investments in subsidiaries and associated companies. The Bank then had recorded the allowance accordingly in the fourth quarter.

As at December 31, 2001, the Bank had allowance for impairment of goodwill in investments in subsidiaries and associated companies amounting to Baht 1,491.8 million in the consolidated and the Bank's financial statements to reflect the book value of investments in subsidiaries and associated companies at their recoverable amount in the future.

The contractual maturity of the Bank's investment in debt securities classified as available for sales securities and held to maturity securities as at December 31, 2001 and 2000 are presented below. Expected maturities may differ from contractual maturities due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

MATURITY SCHEDULE OF DEBT SECURITIES

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2001			
	MATURITY			
	1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	TOTAL
Available for sale securities				
Government and state enterprises securities	14,174,754,058	93,944,967,090	28,459,455,671	136,579,176,819
Private enterprises debt securities	694,239,832	9,897,672,106	1,444,199,491	12,036,111,429
Foreign debt securities	3,115,768,596	6,381,957,195	794,334,697	10,292,060,488
Total	17,984,762,486	110,224,596,391	30,697,989,859	158,907,348,736
Add (less) Revaluation allowance	37,152,017	4,495,690,581	1,953,096,038	6,485,938,636
Total	18,021,914,503	114,720,286,972	32,651,085,897	165,393,287,372
Held to maturity debt securities				
Government and state enterprises securities	10,436,706,660	30,460,410,055	22,457,135,152	63,354,251,867
Foreign debt securities	6,080,277,353	4,385,775,653	579,570,347	11,045,623,353
Total	16,516,984,013	34,846,185,708	23,036,705,499	74,399,875,220
Less Allowance for impairment	(6,773,769)	(17,709,201)	-	(24,482,970)
Total	16,510,210,244	34,828,476,507	23,036,705,499	74,375,392,250
Total debt securities	34,532,124,747	149,548,763,479	55,687,791,396	239,768,679,622

(Baht)

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2000 MATURITY			
	1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	TOTAL
Available for sale securities				
Government and state enterprises securities	6,403,152,008	61,415,406,437	22,338,518,435	90,157,076,880
Private enterprises debt securities	165,725,706	8,737,949,834	3,523,540,852	12,427,216,392
Foreign debt securities	1,366,206,077	2,539,665,210	50,021,900	3,955,893,187
Total	7,935,083,791	72,693,021,481	25,912,081,187	106,540,186,459
Add (less) Revaluation allowance	(14,246,243)	2,224,426,468	2,180,343,090	4,390,523,315
Total	7,920,837,548	74,917,447,949	28,092,424,277	110,930,709,774
Held to maturity debt securities				
Government and state enterprises securities	5,540,573,583	24,329,845,119	1,788,784,707	31,659,203,409
Foreign debt securities	6,892,549,972	3,300,904,478	30,436,639	10,223,891,089
Total	12,433,123,555	27,630,749,597	1,819,221,346	41,883,094,498
Less Allowance for impairment	(108,291,035)	(23,953,977)	-	(132,245,012)
Total	12,324,832,520	27,606,795,620	1,819,221,346	41,750,849,486
Total debt securities	20,245,670,068	102,524,243,569	29,911,645,623	152,681,559,260

(Baht)

	THE BANK'S FINANCIAL STATEMENTS 2001 MATURITY			
	1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	TOTAL
Available for sale securities				
Government and state enterprises securities	14,149,754,058	93,917,713,068	28,459,455,671	136,526,922,797
Private enterprises debt securities	694,239,832	9,777,169,744	1,444,199,490	11,915,609,066
Foreign debt securities	1,791,796,333	2,717,991,275	646,923,073	5,156,710,681
Total	16,635,790,223	106,412,874,087	30,550,578,234	153,599,242,544
Add (less) Revaluation allowance	36,699,917	4,345,998,535	1,959,316,503	6,342,014,955
Total	16,672,490,140	110,758,872,622	32,509,894,737	159,941,257,499
Held to maturity debt securities				
Government and state enterprises securities	10,394,102,146	30,460,410,055	22,457,135,152	63,311,647,353
Foreign debt securities	5,395,741,235	3,336,675,638	579,570,347	9,311,987,220
Total	15,789,843,381	33,797,085,693	23,036,705,499	72,623,634,573
Less Allowance for impairment	(6,773,769)	(17,709,201)	-	(24,482,970)
Total	15,783,069,612	33,779,376,492	23,036,705,499	72,599,151,603
Total debt securities	32,455,559,752	144,538,249,114	55,546,600,236	232,540,409,102

(Baht

	THE BANK'S FINANCIAL STATEMENTS 2000 MATURITY			
	1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	TOTAL
Available for sale securities				
Government and state enterprises securities	6,403,152,008	61,363,027,825	22,338,518,435	90,104,698,268
Private enterprises debt securities	165,725,706	8,737,949,834	3,523,540,852	12,427,216,392
Foreign debt securities	373,303,492	516,867,927	50,021,900	940,193,319
Total	6,942,181,206	70,617,845,586	25,912,081,187	103,472,107,979
Add (less) Revaluation allowance	(17,412,229)	2,157,249,963	2,180,343,090	4,320,180,824
Total	6,924,768,977	72,775,095,549	28,092,424,277	107,792,288,803
Held to maturity debt securities				
Government and state enterprises securities	5,540,573,583	24,329,845,119	1,788,784,707	31,659,203,409
Foreign debt securities	3,839,659,318	2,919,069,792	30,436,639	6,789,165,749
Total	9,380,232,901	27,248,914,911	1,819,221,346	38,448,369,158
Less Allowance for impairment	(108,291,035)	(23,953,977)	-	(132,245,012)
Total	9,271,941,866	27,224,960,934	1,819,221,346	38,316,124,146
Total debt securities	16,196,710,843	100,000,056,483	29,911,645,623	146,108,412,949

5.4.2 As at December 31, the Bank had investments in subsidiaries and associated companies, net as follows :

(Baht)

CONSOLIDATED FINANCIAL STATEMENTS 2001

Company	Type of Business	Type of Securities Invested	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
P.T. BBL Dharmala Finance	Finance	Ordinary share	256,500,000	22.50%	86,568,750	-	-
BSL Leasing Co.,Ltd.*	Finance	Ordinary share	60,000,000	25.88%	15,850,755	13,394,759	-
Bangkok SMBC Systems Co., Ltd.**	Service	Ordinary share	20,000,000	39.00%	7,800,000	15,169,679	-
Processing Center Co., Ltd.	Service	Ordinary share	10,000,000	30.00%	2,999,700	108,277,671	1,949,805
WTA (Thailand) Co., Ltd.	Service	Ordinary share	25,000	24.90%	6,225	15,497	-
MC Private Equity Management (Private) Limited.	Finance	Ordinary share	2,523,024	30.00%	756,900	6,627,568	36,246,357
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194,352,400	46.85%	91,050,000	2,147,355	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472,000,000	38.75%	182,880,000	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71,800,000	41.78%	30,000,000	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904,529,450	27.49%	5,028,147,628	4,650,338,284	-
Total					5,446,059,958	4,795,970,813	
Less Allowance for impairment					-	(1,491,768,946)	
Investments in associated companies, net					5,446,059,958	3,304,201,867	

* Formerly Bangkok SMBC Leasing Co., Ltd.

** Formerly Bangkok Sakura Software Service Co., Ltd.

(Bah

CONSOLIDATED FINANCIAL STATEMENTS

2000

Company	Type of Business	Type of Securities Invested	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividen Receive
Associated companies							
P.T. BBL Dharmala Finance	Finance	Ordinary share	256,500,000	22.50%	86,568,750	-	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100,000,000	37.50%	53,059,437	42,114,003	4,500,00(
BSL Leasing Co.,Ltd. *	Finance	Ordinary share	60,000,000	25.88%	15,850,755	7,379,413	-
American Express (Thai) Co., Ltd.	Finance	Ordinary share	20,000,000	22.50%	4,500,000	81,616,276	-
Bangkok SMBC Systems Co., Ltd.**	Service	Ordinary share	20,000,000	39.00%	7,800,000	12,653,708	-
Processing Center Co., Ltd.	Service	Ordinary share	10,000,000	30.00%	2,999,700	94,536,380	3,389,661
WTA (Thailand) Co., Ltd.	Service	Ordinary share	25,000	24.90%	6,225	15,488	-
MC Private Equity Management (Private) Limited	Finance	Ordinary share	2,523,024	30.00%	756,900	41,043,758	12,277,800
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194,352,400	46.85%	91,050,000	4,709,760	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472,000,000	38.75%	182,880,000	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71,800,000	41.78%	30,000,000	496,351	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904,529,450	27.49%	5,028,147,628	4,857,339,742	-
Total					5,503,619,395	5,141,904,879	
Less Allowance for impairment					-	-	
Investments in associated companies, net					5,503,619,395	5,141,904,879	

(Baht)

THE BANK'S FINANCIAL STATEMENTS

2001

Company	Type of Business	Type of Securities Invested	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries companies							
BBL (Cayman) Limited	Finance	Ordinary share	2,046,500	100.00%	2,046,500	1,272,434,964	-
Bangkok Bank Berhad	Banking	Ordinary share	1,012,184,816	100.00%	1,012,184,816	1,251,334,386	-
Sinsubtawee Assets Management Co., Ltd.	Service	Ordinary share	2,500,000,000	100.00%	2,499,999,300	2,392,578,621	-
Thaksin Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700,000,000	96.83%	677,824,160	688,434,302	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100,000,000	50.00%	53,059,437	53,952,887	949,991
Associated companies							
P.T. BBL Dharmala Finance	Finance	Ordinary share	256,500,000	22.50%	86,568,750	-	-
BSL Leasing Co.,Ltd.*	Finance	Ordinary share	60,000,000	25.88%	15,850,755	13,394,759	-
Bangkok SMBC Systems Co., Ltd.**	Service	Ordinary share	20,000,000	39.00%	7,800,000	15,169,679	-
Processing Center Co., Ltd.	Service	Ordinary share	10,000,000	30.00%	2,999,700	108,277,671	1,949,805
WTA (Thailand) Co., Ltd.	Service	Ordinary share	25,000	24.90%	6,225	15,497	-
MC Private Equity Management (Private) Limited	Finance	Ordinary share	2,523,024	30.00%	756,900	6,627,568	36,246,357
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194,352,400	46.85%	91,050,000	2,147,355	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472,000,000	38.75%	182,880,000	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71,800,000	41.78%	30,000,000	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904,529,450	27.49%	5,028,147,628	4,650,338,284	-
Total					9,691,174,171	10,454,705,973	
Less Allowance for impairment					-	(1,491,768,946)	
Investments in subsidiaries and associated companies, net					9,691,174,171	8,962,937,027	

* Formerly Bangkok SMBC Leasing Co., Ltd.

** Formerly Bangkok Sakura Software Service Co., Ltd.

(Baht)

Company	Type of Business	Type of Securities Invested	THE BANK'S FINANCIAL STATEMENTS 2000 Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries companies							
BBL (Cayman) Limited	Finance	Ordinary share	2,046,500	100.00%	2,046,500	720,637,659	-
Bangkok Bank Berhad	Banking	Ordinary share	876,151,340	100.00%	876,151,340	550,558,237	-
Sinsubtawee Assets Management Co., Ltd.	Service	Ordinary share	2,500,000,000	100.00%	2,499,999,300	2,491,990,648	-
Thaksin Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700,000,000	96.83%	677,824,160	678,730,708	-
Associated companies							
P.T. BBL Dharmala Finance	Finance	Ordinary share	256,500,000	22.50%	86,568,750	-	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100,000,000	37.50%	53,059,437	42,114,003	4,500,000
BSL Leasing Co.,Ltd.*	Finance	Ordinary share	60,000,000	25.88%	15,850,755	7,379,413	-
American Express (Thai) Co., Ltd.	Finance	Ordinary share	20,000,000	22.50%	4,500,000	81,616,276	-
Bangkok SMBC Systems Co., Ltd. **	Service	Ordinary share	20,000,000	39.00%	7,800,000	12,653,708	-
Processing Center Co., Ltd.	Service	Ordinary share	10,000,000	30.00%	2,999,700	94,536,380	3,389,661
WTA (Thailand) Co., Ltd.	Service	Ordinary share	25,000	24.90%	6,225	15,488	-
MC Private Equity Management (Private) Ltd.	Finance	Ordinary share	2,523,024	30.00%	756,900	41,043,758	12,277,800
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194,352,400	46.85%	91,050,000	4,709,760	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472,000,000	38.75%	182,880,000	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71,800,000	41.78%	30,000,000	496,351	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904,529,450	27.49%	5,028,147,628	4,857,339,742	-
Total					9,559,640,695	9,583,822,131	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					9,559,640,695	9,583,822,131	

Investment which represent more than 10% of the paid-up capital classified according to industry group, consisted of the following as at December 31, :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2001	CONSOLIDATED FINANCIAL STATEMENTS 2000	THE BANK'S FINANCIAL STATEMENTS 2001	THE BANK'S FINANCIAL STATEMENTS 2000
Agriculture and mining	-	-	-	-
Manufacturing and commercial	5,293,368,514	1,889,763,033	5,293,368,514	1,889,763,033
Real estate and construction	483,799,835	479,986,256	483,799,835	479,986,256
Utilities and services	3,185,110,224	2,929,753,082	3,185,110,224	2,929,753,082
Others	235,265,392	814,107,327	235,265,392	814,107,327
Total	9,197,543,965	6,113,609,698	9,197,543,965	6,113,609,698

* Formerly Bangkok SMBC Leasing Co., Ltd.

** Formerly Bangkok Sakura Software Service Co., Ltd.

Gains and losses related to investments included in statement of income for the years ended December 31, are as follows :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS			
	2001		2000	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	282,413,888	(222,368,785)	261,381,210	(8,327,918)
Gains (losses) on sales of available for sale securities	1,031,806,712	(7,063,125)	4,896,326,675	(17,802,522)
Gains (losses) on sales of general investment	769,778,759	(12,651,866)	68,609,119	-
Gains on sales of investments in subsidiaries and associated companies	53,383,726	-	-	-
Unrealized gains (losses) on revaluation of trading securities	76,732,502	(7,932,957)	327,930,192	-
Losses on impairment of investments	-	(2,309,509,951)	-	(636,637,605)
Gains on reversal of impairment of investments	117,169,127	-	407,789,245	-
Gains on transfer of investments	26,583,495	-	-	-
Gains on redemption investments in receivable of available for sale securities	32,186,528	-	-	-
Gains on redemption investments in receivable of held to maturity securities	218,871,925	-	-	-
Gains on debt redemption of trading securities	86,659,613	-	-	-
Gains on debt redemption of available for sale Securities	33,184,788	-	-	-
Gains on debt redemption of held to maturity debt securities	949,900	-	-	-

(Baht)

	THE BANK'S FINANCIAL STATEMENTS			
	2001		2000	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	277,426,171	(222,368,785)	261,381,210	(8,327,918)
Gains (losses) on sales of available for sale Securities	1,010,295,200	(4,360,753)	4,894,566,558	(17,609,988)
Gains (losses) on sales of general investment	769,778,759	(12,651,866)	68,609,119	-
Gains (losses) on sales of investment in subsidiaries and associated companies	53,383,726	-	-	-
Unrealized gains (losses) on revaluation of trading securities	-	(30,729,453)	137,927,772	-
Losses on impairment of investments	-	(2,309,509,951)	-	(636,637,605)
Gains on reversal of impairment of investments	117,169,127	-	407,789,245	-
Gains on transfer of investments	26,583,495	-	-	-
Gains on redemption investments in receivable of available for sale securities	32,186,528	-	-	-

For the years ended December 31,2001 and 2000 the Bank reversed impairment of certain investments of overseas branches since there were indications that the impairment losses recognized for investments in the prior years has decreased or no longer exist.

As at December 31, 2001, the Bank had investment in 24 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 505.0 million. These companies had net book value totaling Baht 7.1 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 497.9 million.

As at December 31, 2000, the Bank had investment in 23 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 780.0 million. These companies had net book value totaling Baht 276.2 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 503.8 million.

As at December 31, 2001 and 2000 the Bank had no investments in listed companies that are under SET delisting criteria.

5.5 Loans and accrued interest receivable

5.5.1 Classified by product as at December 31, :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Overdrafts	85,974,174,973	94,543,106,652	85,052,041,931	93,609,623,918
Loans	509,584,709,366	547,850,919,344	507,490,488,205	545,889,879,378
Bills	128,335,139,403	151,023,799,274	125,745,961,535	148,779,341,451
Hire purchase receivables	6,205,408	21,504,296	-	-
Other	47,027,403	-	-	-
Total	723,947,256,553	793,439,329,566	718,288,491,671	788,278,844,747
Add Accrued interest receivable	1,767,061,407	2,031,933,831	1,755,760,050	2,020,082,136
Less Allowance for doubtful accounts	(58,142,531,117)	(52,571,574,748)	(57,434,673,807)	(51,465,744,696)
Revaluation allowance for debt restructuring	(11,118,703,574)	(8,929,446,983)	(11,104,813,196)	(8,929,446,983)
Income collected in advance	(159,545,406)	(190,282,621)	(146,942,652)	(182,325,476)
Total	656,293,537,863	733,779,959,045	651,357,822,066	729,721,409,728

5.5.2 Classified by remaining maturity as at December 31, :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Up to 1 year*	451,113,066,057	544,533,453,519	446,416,407,865	540,178,458,241
Over 1 year	272,834,190,496	248,905,876,047	271,872,083,806	248,100,386,506
Total	723,947,256,553	793,439,329,566	718,288,491,671	788,278,844,747
Add Accrued interest receivable	1,767,061,407	2,031,933,831	1,755,760,050	2,020,082,136
Less Income collected in advance	(159,545,406)	(190,282,621)	(146,942,652)	(182,325,476)
Total	725,554,772,554	795,280,980,776	719,897,309,069	790,116,601,407

* Includes past-due contracts

5.5.3 Classified by currency and customer's residence as at December 31, :

(Baht)

CONSOLIDATED FINIANCIAL STATEMENTS

	2001 Domestic	2001 Foreign	2001 Total	2000 Domestic	2000 Foreign	2000 Total
BAHT	634,746,812,851	1,839,720,287	636,586,533,138	698,911,040,543	151,653,904	699,062,694,447
USD	27,213,867,864	37,882,781,712	65,096,649,576	34,319,395,079	33,224,978,866	67,544,373,945
Others	3,316,414,961	18,947,658,878	22,264,073,839	6,792,204,020	20,040,057,154	26,832,261,174
	665,277,095,676	58,670,160,877	723,947,256,553	740,022,639,642	53,416,689,924	793,439,329,566
Add Accrued interest receivable			1,767,061,407			2,031,933,831
Less Income collected in advance			(159,545,406)			(190,282,621)
Total			725,554,772,554			795,280,980,776

(Baht)

THE BANK'S FINIANCIAL STATEMENTS

	2001 Domestic	2001 Foreign	2001 Total	2000 Domestic	2000 Foreign	2000 Total
BAHT	633,532,857,973	1,839,720,287	635,372,578,260	698,056,492,453	151,653,904	698,208,146,357
USD	27,213,867,864	37,860,996,607	65,074,864,471	34,319,395,079	33,209,119,167	67,528,514,246
Others	3,316,414,961	14,524,633,979	17,841,048,940	6,792,204,020	15,749,980,124	22,542,184,144
	664,063,140,798	54,225,350,873	718,288,491,671	739,168,091,552	49,110,753,195	788,278,844,747
Add Accrued interest receivable			1,755,760,050			2,020,082,136
Less Income collected in advance			(146,942,652)			(182,325,476)
Total			719,897,309,069			790,116,601,407

5.5.4 Classified by business type and in accordance with the notification of the BOT as at December 31, :

(Baht)

CONSOLIDATED FINANCIAL STATEMENTS

2001

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	13,262,203,727	727,107,054	455,574,981	700,545,003	3,583,853,556	18,729,284,321
Manufacturing and commercial	347,560,315,030	14,613,515,008	13,115,869,033	22,812,630,256	43,300,812,593	441,403,141,920
Real estate and construction	40,827,096,283	4,343,966,307	6,616,446,796	4,135,949,054	21,633,594,652	77,557,053,092
Utilities and services	59,862,526,942	4,688,674,748	2,478,930,408	828,570,082	11,768,136,605	79,626,838,785
Housing loans	38,872,186,260	1,716,863,953	1,735,606,025	1,626,868,011	18,176,269,433	62,127,793,682
Others	38,062,254,933	1,222,512,132	662,825,485	1,769,055,486	2,786,496,717	44,503,144,753
	538,446,583,175	27,312,639,202	25,065,252,728	31,873,617,892	101,249,163,556	723,947,256,553
Add Accrued interest receivable						1,767,061,407
Less Income collected in advance						(159,545,406)
Total						725,554,772,554

(Baht)

CONSOLIDATED FINANCIAL STATEMENTS

2000

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	14,873,729,978	562,736,095	440,581,245	433,499,248	3,913,391,186	20,223,937,752
Manufacturing and commercial	377,705,991,263	15,444,082,960	8,648,234,567	8,908,566,666	74,651,503,393	485,358,378,849
Real estate and construction	42,662,909,338	5,045,132,548	6,143,462,093	1,520,286,653	32,785,891,854	88,157,682,486
Utilities and services	65,324,567,695	731,355,272	2,041,228,126	899,671,529	20,402,489,501	89,399,312,123
Housing loans	44,466,495,369	1,596,495,493	1,858,496,406	1,040,048,989	17,784,586,839	66,746,123,096
Others	36,121,288,479	873,747,948	573,879,853	2,332,000,446	3,652,978,534	43,553,895,260
	581,154,982,122	24,253,550,316	19,705,882,290	15,134,073,531	153,190,841,307	793,439,329,566
Add Accrued interest receivable						2,031,933,831
Less Income collected in advance						(190,282,621)
Total						795,280,980,776

(Baht)

THE BANK'S FINANCIAL STATEMENTS
2001

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	12,995,362,889	727,107,054	455,574,981	700,545,003	3,564,499,977	18,443,089,904
Manufacturing and commercial	344,890,101,869	14,227,426,516	13,107,366,979	22,803,030,256	42,901,480,010	437,929,405,630
Real estate and construction	40,615,768,836	4,284,542,371	6,615,771,300	4,134,427,115	21,301,451,541	76,951,961,163
Utilities and services	59,505,597,094	4,688,237,139	2,478,808,764	820,805,999	11,760,324,543	79,253,773,539
Housing loans	38,439,612,858	1,686,622,137	1,723,365,777	1,617,030,388	18,098,107,099	61,564,738,259
Others	37,759,961,362	1,217,279,952	660,145,967	1,767,159,475	2,740,976,420	44,145,523,176
	534,206,404,908	26,831,215,169	25,041,033,768	31,842,998,236	100,366,839,590	718,288,491,671
Add Accrued interest receivable						1,755,760,050
Less Income collected in advance						(146,942,652)
Total						719,897,309,069

(Baht)

THE BANK'S FINANCIAL STATEMENTS
2000

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	14,797,535,616	562,736,095	440,581,245	431,991,000	3,892,635,191	20,125,479,147
Manufacturing and commercial	375,497,258,001	15,323,613,876	8,364,530,001	8,898,523,057	73,853,114,159	481,937,039,094
Real estate and construction	42,569,031,237	5,014,134,123	5,984,695,791	1,517,503,159	32,397,051,031	87,482,415,341
Utilities and services	65,198,430,988	730,844,433	2,041,170,632	899,490,645	20,385,997,467	89,255,934,165
Housing loans	43,904,469,437	1,584,958,376	1,840,190,753	1,027,037,432	17,724,749,032	66,081,405,030
Others	36,097,683,998	823,528,112	571,108,893	2,330,353,817	3,573,897,150	43,396,571,970
	578,064,409,277	24,039,815,015	19,242,277,315	15,104,899,110	151,827,444,030	788,278,844,747
Add Accrued interest receivable						2,020,082,136
Less Income collected in advance						(182,325,476)
Total						790,116,601,407

As at December 31, 2001 and 2000, the Bank had non-performing loans, which represent loans for which interest or principal has been in arrears for more than three months from their due dates, amounting to Baht 106,108.3 million and Baht 146,566.7 million, respectively.

5.5.5 As at December 31, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

(thousand Baht)

CONSOLIDATED FINANCIAL STATEMENTS
2001

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	539,831,076	248,753,420	1	2,487,536
Special mentioned	27,619,038	9,677,498	2	193,550
Substandard	25,141,421	9,307,770	20	1,861,555
Doubtful	31,873,618	17,427,334	50	8,713,668
Doubtful of loss	101,249,164	468,653	100	468,653
Total	725,714,317	285,634,675		13,724,962
Less Income collected in advance	(159,545)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				44,395,445
Total	725,554,772			58,120,407*

* Excluded allowance for doubtful accounts for legal expense paid in advance amount Baht 22.1 million (see Note 5.6)

(thousand Baht)

CONSOLIDATED FINANCIAL STATEMENTS

2000

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	582,858,607	248,195,608	1	2,481,956
Special mentioned	24,515,445	9,922,455	2	198,450
Substandard	19,773,793	9,902,522	20	1,980,504
Doubtful	15,133,954	6,008,114	50	3,004,058
Doubtful of loss	153,189,464	925,563	100	925,563
Total	795,471,263	274,954,262		8,590,531
Less Income collected in advance	(190,283)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				43,965,857
Total	795,280,980			52,556,388 *

(thousand Baht)

THE BANK'S FINANCIAL STATEMENTS

2001

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	535,579,784	245,475,679	1	2,454,758
Special mentioned	27,137,461	9,519,089	2	190,382
Substandard	25,117,168	9,305,054	20	1,861,012
Doubtful	31,842,998	17,417,758	50	8,708,879
Doubtful of loss	100,366,840	-	100	-
Total	720,044,251	281,717,580		13,215,031
Less Income collected in advance	(146,942)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				44,204,576
Total	719,897,309			57,419,607 **

(thousand Baht)

THE BANK'S FINANCIAL STATEMENTS

2000

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	579,755,267	245,711,718	1	2,457,117
Special mentioned	24,301,137	9,803,789	2	196,076
Substandard	19,310,180	9,634,592	20	1,926,918
Doubtful	15,104,899	5,997,251	50	2,998,626
Doubtful of loss	151,827,444	-	100	-
Total	790,298,927	271,147,350		7,578,737
Less Income collected in advance	(182,326)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				43,876,241
Total	790,116,601			51,454,978 ***

* Excluded allowance for doubtful accounts for legal expenses paid in advance amount Baht 15.1 million. (see Note 5.6)

** Excluded allowance for doubtful accounts for legal expenses paid in advance amount Baht 15.2 million. (see Note 5.6)

*** Excluded allowance for doubtful accounts for legal expenses paid in advance amount Baht 10.8 million. (see Note 5.6)

5.5.6 As at December 31, 2001 and 2000, the Bank and subsidiaries have loans and accrued interest receivables to companies with certain financial positions and results of operation problems as defined in the SET's guidelines dated July 17, 1998, regarding quality of assets and related-party transactions, for which the Bank has provided an allowance for the related doubtful accounts in the caption of loan and accrued interest receivables, as follows :

(thousand Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2001				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	1,406	-	1,406	1,406
Financial institutions taken control And ordered to decrease and increase capital by the BOT	1	1	-	1	1
Listed companies identified for delisting	23	25,512,708	6,318,518	192,705	192,705
Total	25	25,514,115	6,318,518	194,112	194,112

(thousand Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2000				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	-	-	-	-	-
Financial institutions taken control And ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	20	5,865,624	4,580,409	330,907	330,907
Total	20	5,865,624	4,580,409	330,907	330,907

(thousand Baht)

	THE BANK'S FINANCIAL STATEMENTS 2001				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	-	-	-	-	-
Financial institutions taken control And ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	23	25,512,708	6,318,518	192,705	192,705
Total	23	25,512,708	6,318,518	192,705	192,705

(thousand Baht)

	THE BANK'S FINANCIAL STATEMENTS 2000				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	-	-	-	-	-
Financial institutions taken control And ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	20	5,865,624	4,580,409	330,907	330,907
Total	20	5,865,624	4,580,409	330,907	330,907

5.5.7 As at December 31, assets classified in accordance with the notification of the BOT are as follows :

(thousand Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2001				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	539,831,076	-	-	170,463	540,001,539
Special mentioned	27,619,038	-	-	17,692	27,636,730
Substandard	25,141,421	-	-	16,536	25,157,957
Doubtful	31,873,618	-	-	49,350	31,922,968
Doubtful of loss	101,249,164	1,548,823	1,096,588	1,900,433	105,795,008
Loss	-	-	-	-	-
Total	725,714,317	1,548,823	1,096,588	2,154,474	730,514,202
Less Income collected in advance	(159,545)				
Total	725,554,772				

(thousand Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2000				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	582,858,607	-	-	195,510	583,054,117
Special mentioned	24,515,445	-	-	9,535	24,524,980
Substandard	19,773,793	-	-	18,081	19,791,874
Doubtful	15,133,954	-	-	54,174	15,188,128
Doubtful of loss	153,189,464	1,098,518	776,599	1,990,212	157,054,793
Loss	-	-	-	-	-
Total	795,471,263	1,098,518	776,599	2,267,512	799,613,892
Less Income collected in advance	(190,283)				
Total	795,280,980				

(thousand Baht)

THE BANK'S FINANCIAL STATEMENTS

2001

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	535,579,784	-	-	170,432	535,750,216
Special mentioned	27,137,461	-	-	17,643	27,155,104
Substandard	25,117,168	-	-	16,415	25,133,583
Doubtful	31,842,998	-	-	49,329	31,892,327
Doubtful of loss	100,366,840	1,540,349	981,925	1,893,411	104,782,525
Loss	-	-	-	-	-
Total	720,044,251	1,540,349	981,925	2,147,230	724,713,755
Less Income collected in advance	(146,942)				
Total	719,897,309				

(thousand Baht)

THE BANK'S FINANCIAL STATEMENTS

2000

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	579,755,267	-	-	191,911	579,947,178
Special mentioned	24,301,137	-	-	9,428	24,310,565
Substandard	19,310,180	-	-	18,011	19,328,191
Doubtful	15,104,899	-	-	54,115	15,159,014
Doubtful of loss	151,827,444	1,089,376	776,495	1,983,418	155,676,733
Loss	-	-	-	-	-
Total	790,298,927	1,089,376	776,495	2,256,883	794,421,681
Less Income collected in advance	(182,326)				
Total	790,116,601				

5.5.8 Troubled debt restructurings

Details of the restructured debts of the Bank for the years ended December 31, 2001 and 2000 classified into the restructuring methods are as follows :

2001

Restructuring Method	Cases	Outstanding Debt Before Restructuring (In Millions of Baht)	Type of Transferred Assets	Fair Value (In Millions of Baht)
Asset transfer	391	18,503.3	Land, building, machinery, share capital, leasehold	17,633.9
Debt – equity conversion	16	4,113.1	Share capital	4,182.5
Debt restructuring in various forms	29,674	116,902.9		
Total	30,081	139,519.3		

2000

Restructuring Method	Cases	Outstanding Debt Before Restructuring (In Millions of Baht)	Type of Transferred Assets	Fair Value (In Millions of Baht)
Asset transfer	159	17,872.0	Land, machinery, share capital	15,971.9
Debt – equity conversion	34	4,797.5	Share capital	3,840.5
Debt restructuring in various forms	54,995	148,926.8		
Total	55,188	171,596.3		

For debt repayment through asset transfer according to debt restructuring contract, the Bank recognizes the transferred asset at the lower of recorded loan amount or asset fair value.

For the years ended December 31, 2001 and 2000, the Bank recognized interest income from restructured debts amounting to Baht 13,983.1 million, and Baht 9,299.8 million, respectively.

As at December 31, 2001 and 2000, the Bank had outstanding loan to restructured debtors amounting to Baht 282,276.9 million and Baht 210,176.2 million, respectively.

5.6 Allowance for doubtful accounts

Allowance for doubtful accounts consisted of the following as at December 31, :

(thousand Baht)

CONSOLIDATED FINANCIAL STATEMENTS
2001

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Allowance for Doubtful Accounts in Excess of BOT's Minimum Requirement	Total
Balance brought forward	2,476,347	198,637	1,984,106	3,009,116	925,563	43,977,806	52,571,575
Doubtful accounts	12,158	-	(116,315)	-	-	(3,499,188)	(3,603,345)
Bad debt recovered	-	-	-	-		428,743	428,743
Bad debt written off	732	(95)	(3,098)	(201)	3,914	(5,291,735)	(5,290,483)
Other	-	(4,640)	(42)	5,714,625	(464,501)	8,790,599	14,036,041
Balance carried forward	2,489,237	193,902	1,864,651	8,723,540	464,976	44,406,225	58,142,531

(thousand Baht)

CONSOLIDATED FINANCIAL STATEMENTS
2000

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of BOT's Minimum Requirement	Total
Balance brought forward	2,000,682	211,032	1,207,817	4,378,757	158,716,286	-	166,514,574
Doubtful accounts	475,761	-	782,214	-	56	23,059,306	24,317,337
Bad debt recovered	-	-	-	-	-	82,816	82,816
Bad debt written off	-	-	-	-	(140,156,912)	-	(140,156,912)
Other	(96)	(12,395)	(5,925)	(1,369,641)	(17,633,867)	20,835,684	1,813,760
Balance carried forward	2,476,347	198,637	1,984,106	3,009,116	925,563	43,977,806	52,571,575

(thousand Baht)

THE BANK'S FINANCIAL STATEMENTS
2001

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of BOT's Minimum Requirement	Total
Balance brought forward	2,451,508	196,263	1,930,520	3,003,684	-	43,883,770	51,465,745
Doubtful accounts	4,952	-	(66,370)	-	-	(3,197,533)	(3,258,951)
Bad debt recovered	-	-	-	-	-	428,743	428,743
Bad debt written off	-	-	-	-	-	(5,238,718)	(5,238,718)
Other	-	(5,529)	-	5,715,068	-	8,328,316	14,037,855
Balance carried forward	2,456,460	190,734	1,864,150	8,718,752	-	44,204,578	57,434,674

(thousand Baht)

THE BANK'S FINANCIAL STATEMENTS
2000

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of BOT's Minimum Requirement	Total
Balance brought forward	1,978,371	209,853	1,172,767	4,350,864	157,636,911	-	165,348,76
Doubtful accounts	473,137	-	757,753	-	-	22,996,850	24,227,74
Bad debt recovered	-	-	-	-	-	82,816	82,81
Bad debt written off	-	-	-	-	(139,865,955)	-	(139,865,955
Other	-	(13,590)	-	(1,347,180)	(17,770,956)	20,804,104	1,672,37
Balance carried forward	2,451,508	196,263	1,930,520	3,003,684	-	43,883,770	51,465,74

As at December 31, 2001 and 2000, the Bank had accumulated outstanding balance of doubtful of loss loans written off amounting to Baht 93,930.6 million and Baht 136,498.7 million, respectively, which were in excess of collateral and fully provisioned for. This was in accordance with notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated March 17, 2000.

The allowance for doubtful accounts of Baht 58,142.5 million in the December 31, 2001 consolidated financial statements include an allowance for legal expense paid in advance of Baht 22.1 million. The allowance for doubtful accounts of Baht 57,434.7 million in the Bank's December 31, 2001 financial statements include an allowance for legal expense paid in advance of Baht 15.1 million.

The allowance for doubtful accounts of Baht 52,571.6 million in the December 31, 2000 consolidated financial statements include an allowance for legal expense paid in advance of Baht 15.2 million. The allowance for doubtful accounts of Baht 51,465.7 million in the Bank's December 31, 2000 financial statements include an allowance for legal expense paid in advance of Baht 10.8 million.

As at December 31, 2001 and 2000, the Bank had established allowance for doubtful accounts in excess of the minimum level required by the BOT's guideline as described in Note 1.2 since the Bank takes into consideration potential additional loss from the debtors not being able to perform according to the lending agreements.

For the years ended December 31, 2001 and 2000, collateral supporting significant loans were reappraised by either independent appraisers approved by the BOT or internal appraisers of the Bank and the subsidiaries. For collateral valuation, the Bank followed the notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful valve of recoverability dated March 17, 2000 in that up to 90% of appraised value is deducted from the debtor's balance before provision for collateral that have been marked to market or appraised within 12 months. For collateral that are less frequently appraised, up to 50% deduction is applied.

For debtors with balance of less than Baht 5 million, up to 90% of the appraised value of collaterals is deducted from the debtor's balance before provision if the collaterals have been marked to market or appraised within 36 months. For collaterals that are less frequently appraised, up to 50% deduction is applied.

The Bank classified its assets and provisions for loan losses using guidelines in the BOT's Notification on the subject of worthless or irrecoverable assets and assets with doubtful value of recoverability dated March 17, 2000.

5.7 Revaluation allowance for debt restructuring

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Balance brought forward	8,929,446,983	1,388,387,700	8,929,446,983	1,388,387,700
Increase during the year	7,315,159,809	8,810,902,018	7,275,518,709	8,810,902,018
Write – off/ decrease during the year	(5,125,903,218)	(1,269,842,735)	(5,100,152,496)	(1,269,842,735)
Balance carried forward	11,118,703,574	8,929,446,983	11,104,813,196	8,929,446,983

5.8 Properties foreclosed, net

Properties foreclosed consisted of the following as at December 31, :

(Baht)

CONSOLIDATED FINANCIAL STATEMENTS 2001

Type of properties foreclosed	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	16,821,312,070	16,613,907,075	(1,043,969,708)	32,391,249,437
Movable assets	612,092,512	193,644,277	(18,076,968)	787,659,821
Total properties foreclosed	17,433,404,582	16,807,551,352	(1,062,046,676)	33,178,909,258
Less Allowance for impairment	(776,599,109)	(667,274,799)	145,760,198	(1,298,113,710)
Total properties foreclosed, net	16,656,805,473	16,140,276,553	(916,286,478)	31,880,795,548

(Baht)

CONSOLIDATED FINANCIAL STATEMENTS 2000

Type of properties foreclosed	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	9,655,080,535	12,250,623,787	(5,084,392,252)	16,821,312,070
Movable assets	565,093,011	112,578,776	(65,579,275)	612,092,512
Total properties foreclosed	10,220,173,546	12,363,202,563	(5,149,971,527)	17,433,404,582
Less Allowance for impairment	(2,498,569,942)	(939,805,088)	2,661,775,921	(776,599,109)
Total properties foreclosed,net	7,721,603,604	11,423,397,475	(2,488,195,606)	16,656,805,473

(Baht)

THE BANK'S FINANCIAL STATEMENTS 2001

Type of properties foreclosed	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	14,603,799,024	16,590,008,257	(1,267,343,909)	29,926,463,372
Movable assets	611,904,000	193,425,321	(17,669,500)	787,659,821
Total properties foreclosed	15,215,703,024	16,783,433,578	(1,285,013,409)	30,714,123,193
Less Allowance for impairment	(776,494,988)	(550,602,058)	143,646,376	(1,183,450,670)
Total properties foreclosed ,net	14,439,208,036	16,232,831,520	(1,141,367,033)	29,530,672,523

(Baht)

Type of properties foreclosed	THE BANK'S FINANCIAL STATEMENTS 2000 Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	9,609,761,157	10,064,543,086	(5,070,505,219)	14,603,799,024
Movable assets	564,800,000	109,384,000	(62,280,000)	611,904,000
Total properties foreclosed	10,174,561,157	10,173,927,086	(5,132,785,219)	15,215,703,024
Less Allowance for impairment	(2,498,276,932)	(938,597,924)	2,660,379,868	(776,494,988)
Total properties foreclosed,net	7,676,284,225	9,235,329,162	(2,472,405,351)	14,439,208,036

For the years ended December 31,2001 and 2000 the Bank reversed impairment of certain properties forclosed since there were indications that the impairment losses recognized on properties forclosed in the prior years has decreased or no longer exist.

Properties foreclosed classified in accordance with the notification of the BOT as at December 31, 2001 and 2000, are presented in Note 5.5.7

5.9 Premises and equipment, net

Premises and equipment consisted of the following as at December 31, :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS				
	2001				
	Land	**Premises**	**Equipment**	**Others**	**Total**
Opening amount					
Cost	7,301,588,135	8,497,026,640	13,742,056,981	377,824,018	29,918,495,774
Appraisal increase (year 2000)	10,155,215,346	15,131,350,800	-	-	25,286,566,146
Appraisal decrease (year 2000)	(991,613,165)	(521,623,000)	-	-	(1,513,236,165)
Less Accumulated depreciation – cost	-	(3,729,874,013)	(10,911,334,490)	-	(14,641,208,503)
Accumulated Depreciation – Appraisal increase	-	(8,120,367,458)	-	-	(8,120,367,458)
Net opening amount	16,465,190,316	11,256,512,969	2,830,722,491	377,824,018	30,930,249,794
Additions/acquisitions	-	129,524,278	1,115,751,639	959,371,903	2,204,647,820
Additions/acquisitions – Appraisal increase	131,767,837	475,119	-	-	132,242,956
Disposals/transfers	(299,950)	(1,989,197)	(418,810,679)	(607,219,210)	(1,028,319,036)
Disposals/transfers – Appraisal increase	(2,872,170)	(725,896)	-	-	(3,598,066)
Depreciation for the year	-	(366,799,819)	(1,184,261,821)	-	(1,551,061,640)
Depreciation for the year – Appraisal increase	-	(621,494,492)	-	-	(621,494,492)
Accumulated depreciation – disposals	-	1,989,189	414,341,808	-	416,330,997
Accumulated depreciation – Appraisal increase – disposals	-	232,334	-	-	232,334
Exchange rate adjustments	(121,911,316)	(41,727,060)	(4,239,498)	-	(167,877,874)
Total	16,471,874,717	10,355,997,425	2,753,503,940	729,976,711	30,311,352,793
Closing amount					
Cost	7,179,376,868	8,540,127,456	14,440,095,459	729,976,711	30,889,576,494
Appraisal increase (year 2000)	10,281,534,978	15,131,825,918	-	-	25,413,360,896
Appraisal decrease (year 2000)	(989,037,129)	(522,348,896)	-	-	(1,511,386,025)
Less Accumulated depreciation – cost	-	(4,051,977,436)	(11,686,591,519)	-	(15,738,568,955)
Accumulated depreciation – Appraisal increase	-	(8,741,629,617)	-	-	(8,741,629,617)
Net closing amount	16,471,874,717	10,355,997,425	2,753,503,940	729,976,711	30,311,352,793

(Baht)

CONSOLIDATED FINANCIAL STATEMENTS

2000

	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,187,233,219	8,104,867,509	13,047,588,014	722,596,010	29,062,284,752
Appraisal increase (year 1993)	5,934,014,390	4,886,019,000	-	-	10,820,033,390
Appraisal increase (year 1999)	920,549,086	-	-	-	920,549,086
Less Accumulated depreciation – cost	-	(3,303,163,557)	(9,882,444,492)	-	(13,185,608,049)
Accumulated depreciation – Appraisal increase	-	(1,104,257,000)	-	-	(1,104,257,000)
Net opening amount	14,041,796,695	8,583,465,952	3,165,143,522	722,596,010	26,513,002,179
Additions/acquisitions	6,827,134	280,688,869	953,649,302	370,127,219	1,611,292,524
Disposals/transfers	(213,943,717)	(86,804,884)	(32,317,708)	(714,899,211)	(1,047,965,520)
Appraisal increase	4,205,049,390	10,511,632,606	-	-	14,716,681,996
Appraisal decrease – charged against previous appraisal increase	(691,093,803)	(259,007,546)	-	-	(950,101,349)
Appraisal decrease – charged against original cost	(991,613,165)	(424,148,995)	-	-	(1,415,762,160)
Depreciation for the year	-	(362,015,200)	(1,282,951,376)	-	(1,644,966,576)
Depreciation for the year – Appraisal increase	-	(147,233,148)	-	-	(147,233,148)
Accumulated depreciation – adjustments	-	(6,887,251,600)	-	-	(6,887,251,600)
Exchange rate adjustments	108,167,782	47,186,915	27,198,751	-	182,553,448
Total	16,465,190,316	11,256,512,969	2,830,722,491	377,824,018	30,930,249,794
Closing amount					
Cost	7,301,588,135	8,497,026,640	13,742,056,981	377,824,018	29,918,495,774
Appraisal increase (year 2000)	9,163,602,181	14,609,727,800	-	-	23,773,329,981
Less Accumulated depreciation – cost	-	(3,729,874,013)	(10,911,334,490)	-	(14,641,208,503)
Accumulated depreciation – Appraisal increase	-	(1,233,115,858)	-	-	(1,233,115,858)
Accumulated depreciation – adjustments	-	(6,887,251,600)	-	-	(6,887,251,600)
Net closing amount	16,465,190,316	11,256,512,969	2,830,722,491	377,824,018	30,930,249,794

(Baht)

THE BANK'S FINANCIAL STATEMENTS

	2001				
	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,293,201,711	8,356,383,515	13,665,109,127	377,824,018	29,692,518,371
Appraisal increase (year 2000)	10,155,215,346	15,131,350,800	-	-	25,286,566,146
Appraisal decrease (year 2000)	(991,613,165)	(521,623,000)	-	-	(1,513,236,165)
Less Accumulated depreciation – cost	-	(3,675,290,317)	(10,858,825,999)	-	(14,534,116,316)
Accumulated depreciation – Appraisal increase	-	(8,120,367,458)	-	-	(8,120,367,458)
Net opening amount	16,456,803,892	11,170,453,540	2,806,283,128	377,824,018	30,811,364,578
Additions/acquisitions	-	129,524,278	1,040,488,924	959,371,903	2,129,385,105
Addition/acquisition – Appraisal increase	131,767,837	475,119	-	-	132,242,956
Disposals/transfers	(299,950)	(1,989,197)	(417,698,568)	(607,219,210)	(1,027,206,925)
Disposals/transfers – Appraisal increase	(2,872,170)	(725,896)	-	-	(3,598,066)
Depreciation for the year		(364,914,534)	(1,171,318,667)	-	(1,536,233,201)
Depreciation for the year – Appraisal increase	-	(621,494,492)	-	-	(621,494,492)
Accumulated depreciation – disposals	-	1,989,189	413,643,471	-	415,632,660
Accumulated depreciation – Appraisal increase – disposals	-	232,334	-	-	232,334
Exchange rate adjustments	(122,091,226)	(43,579,766)	(4,500,619)	-	(170,171,611)
Total	16,463,308,383	10,269,970,575	2,666,897,669	729,976,711	30,130,153,338
Closing amount					
Cost	7,170,810,534	8,396,467,193	14,277,481,273	729,976,711	30,574,735,711
Appraisal increase (year 2000)	10,281,534,978	15,131,825,918	-	-	25,413,360,896
Appraisal decrease (year 2000)	(989,037,129)	(522,348,896)	-	-	(1,511,386,025)
Less Accumulated depreciation – cost	-	(3,994,344,023)	(11,610,583,604)	-	(15,604,927,627)
Accumulated depreciation – Appraisal increase	-	(8,741,629,617)	-	-	(8,741,629,617)
Net closing amount	16,463,308,383	10,269,970,575	2,666,897,669	729,976,711	30,130,153,338

(Baht)

THE BANK'S FINANCIAL STATEMENTS

2000

	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,180,094,516	7,985,170,461	12,975,152,845	722,596,010	28,863,013,832
Appraisal increase (year1993)	5,934,014,390	4,886,019,000	-	-	10,820,033,390
Appraisal increase (year1999)	920,549,086	-	-	-	920,549,086
Less Accumulated depreciation – cost	-	(3,258,259,214)	(9,835,861,352)	-	(13,094,120,566)
Accumulated depreciation – Appraisal increase	-	(1,104,257,000)	-	-	(1,104,257,000)
Net opening amount	14,034,657,992	8,508,673,247	3,139,291,493	722,596,010	26,405,218,742
Additions/acquisitions	6,827,134	280,549,595	948,344,525	370,127,219	1,605,848,473
Disposals/transfers	(213,943,717)	(86,707,453)	(32,165,006)	(714,899,211)	(1,047,715,387)
Appraisal increase	4,205,049,390	10,511,632,606	-	-	14,716,681,996
Appraisal decrease – charged against previous appraisal increase	(691,093,803)	(259,007,546)	-	-	(950,101,349)
Appraisal decrease – charged against original cost	(991,613,165)	(424,148,995)	-	-	(1,415,762,160)
Depreciation for the year	-	(360,281,495)	(1,274,085,550)	-	(1,634,367,045)
Depreciation for the year – Appraisal increase	-	(147,233,148)	-	-	(147,233,148)
Accumulated depreciation – adjustments	-	(6,887,251,600)	-	-	(6,887,251,600)
Exchange rate adjustments	106,920,061	34,228,329	24,897,666	-	166,046,056
Total	16,456,803,892	11,170,453,540	2,806,283,128	377,824,018	30,811,364,578
Closing amount					
Cost	7,293,201,711	8,356,383,515	13,665,109,127	377,824,018	29,692,518,371
Appraisal increase (year 2000)	9,163,602,181	14,609,727,800	-	-	23,773,329,981
Less Accumulated depreciation – cost	-	(3,675,290,317)	(10,858,825,999)	-	(14,534,116,316)
Accumulated depreciation – Appraisal increase	-	(1,233,115,858)	-	-	(1,233,115,858)
Accumulated depreciation – adjustments	-	(6,887,251,600)	-	-	(6,887,251,600)
Net closing amount	16,456,803,892	11,170,453,540	2,806,283,128	377,824,018	30,811,364,578

5.10 Deposits

5.10.1 Classified by product as at December 31, :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Demand	33,764,832,852	28,422,680,101	32,999,284,738	27,778,578,030
Savings	329,468,414,631	296,306,165,465	329,629,504,880	296,712,383,453
Fixed				
Up to 6 months	532,853,982,490	544,569,105,011	532,070,917,007	543,624,164,838
6 months – less than 1 year	42,081,305,822	48,405,227,748	41,257,137,172	47,692,783,274
1 year and over	140,116,466,172	120,466,901,561	135,404,331,906	117,024,528,259
Negotiable certificates of deposit	1,332,569,783	1,151,140,450	569,367,150	678,520,120
Total	1,079,617,571,750	1,039,321,220,336	1,071,930,542,853	1,033,510,957,974

5.10.2 Classified by remaining maturity as at December 31, :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Up to 1 year	1,068,689,426,814	1,031,138,010,660	1,061,763,491,675	1,025,715,210,760
Over 1 year	10,928,144,936	8,183,209,676	10,167,051,178	7,795,747,214
Total	1,079,617,571,750	1,039,321,220,336	1,071,930,542,853	1,033,510,957,974

5.10.3 Classified by currency and customer's residence as at December 31, :

(Baht)

	CONSOLIDATED FINIANCIAL STATEMENTS					
	2001			2000		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	962,599,795,680	22,579,411,080	985,179,206,760	932,997,995,316	18,771,479,068	951,769,474,384
USD	15,991,494,295	44,471,710,051	60,463,204,346	15,244,572,541	40,530,480,158	55,775,052,699
Others	3,160,924,985	30,814,235,659	33,975,160,644	3,033,332,078	28,743,361,175	31,776,693,253
Total	981,752,214,960	97,865,356,790	1,079,617,571,750	951,275,899,935	88,045,320,401	1,039,321,220,336

(Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	2001			*2000*		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	960,927,042,169	22,579,411,080	983,506,453,249	932,759,237,356	18,771,479,069	951,530,716,425
USD	15,931,027,757	44,470,570,701	60,401,598,458	15,196,904,818	40,528,976,017	55,725,880,835
Others	3,119,633,998	24,902,857,148	28,022,491,146	2,985,669,651	23,268,691,063	26,254,360,714
Total	979,977,703,924	91,952,838,929	1,071,930,542,853	950,941,811,825	82,569,146,149	1,033,510,957,974

5.11 Interbank and money market items (liabilities)

Interbank and money market items (liabilities) consisted of the following as at December 31, :

(Baht)

CONSOLIDATED FINANCIAL STATEMENTS

	2001			2000		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	17,420	2,492,012,100	2,492,029,520	19,504	808,310,500	808,330,004
Commercial banks	782,387,031	115,733,302	898,120,333	237,495,192	44,044,001	281,539,193
Other banks	361,382,155	633,906,957	995,289,112	602,951,323	200,338,759	803,290,082
Finance companies, Finance and Securities companies, Securities companies and credit foncier companies	1,127,837,070	91,316,363	1,219,153,433	762,935,959	79,163,006	842,098,965
Other financial institutions	2,187,448,657	68,884,764	2,256,333,421	1,353,461,338	98,074,535	1,451,535,873
Total domestic items	4,459,072,333	3,401,853,486	7,860,925,819	2,956,863,316	1,229,930,801	4,186,794,117
Foreign items						
USD	613,602,270	3,335,685,830	3,949,288,100	572,153,526	13,426,364,382	13,998,517,908
JPY	88,560,775	9,268,457,329	9,357,018,104	71,356,723	15,189,870,640	15,261,227,363
DEM	-	-	-	691,003	-	691,003
Others	1,337,396,962	1,399,605,094	2,737,002,056	1,452,008,999	5,539,154,310	6,991,163,309
Total foreign items	2,039,560,007	14,003,748,253	16,043,308,260	2,096,210,251	34,155,389,332	36,251,599,583
Total domestic and foreign items	6,498,632,340	17,405,601,739	23,904,234,079	5,053,073,567	35,385,320,133	40,438,393,700

(Baht)

THE BANK'S FINANCIAL STATEMENTS

	2001			2000		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	17,420	2,492,012,100	2,492,029,520	19,504	808,310,500	808,330,004
Commercial banks	837,700,769	115,733,302	953,434,071	252,051,597	44,044,001	296,095,598
Other banks	361,382,155	633,906,957	995,289,112	602,951,323	200,338,759	803,290,082
Finance companies, Finance and Securities companies, Securities companies and credit foncier companies	1,127,837,070	91,316,363	1,219,153,433	762,935,959	79,163,006	842,098,965
Other financial institutions	2,187,448,657	68,884,764	2,256,333,421	1,353,461,338	98,074,535	1,451,535,873
Total domestic items	4,514,386,071	3,401,853,486	7,916,239,557	2,971,419,721	1,229,930,801	4,201,350,522
Foreign items						
USD	627,814,728	8,700,420,930	9,328,235,658	653,518,277	16,892,048,473	17,545,566,750
JPY	91,882,859	9,268,457,329	9,360,340,188	71,380,390	15,189,870,640	15,261,251,030
DEM	-	-	-	691,003	-	691,003
Others	1,360,699,975	1,353,311,520	2,714,011,495	1,450,965,451	5,534,222,620	6,985,188,071
Total foreign items	2,080,397,562	19,322,189,779	21,402,587,341	2,176,555,121	37,616,141,733	39,792,696,854
Total domestic and foreign items	6,594,783,633	22,724,043,265	29,318,826,898	5,147,974,842	38,846,072,534	43,994,047,376

5.12 Securities sold under repurchase agreements

Securities sold under repurchase agreements consisted of the following as at December 31, :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Government bonds and				
Bank of Thailand bonds	-	200,000,000	-	200,000,000
State enterprise securities	-	2,500,000,000	-	2,500,000,000
Total	-	2,700,000,000	-	2,700,000,000

5.13 Borrowings

5.13.1 Classified by types of securities and sources of fund as at December 31, :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	2001			2000		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	47,150,000,000	33,182,614,467	80,332,614,467	52,210,000,000	32,465,652,233	84,675,652,233
Less Master investment agreement	(34,500,000,000)	-	(34,500,000,000)	(34,500,000,000)	-	(34,500,000,000)
Subordinated convertible bonds	21,620,000,000	9,767,989,760	31,387,989,760	21,620,000,000	9,767,989,760	31,387,989,760
Convertible bonds	-	-	-	-	12,366,192,720	12,366,192,720
Floating rate notes	-	-	-	-	3,249,195,171	3,249,195,171
Less Discount on borrowings	(21,505,000,000)	(11,670,833,459)	(33,175,833,459)	(26,565,000,000)	(12,719,811,990)	(39,284,811,990)
Total	12,765,000,000	31,279,770,768	44,044,770,768	12,765,000,000	45,129,217,894	57,894,217,894

(Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	2001			2000		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	47,150,000,000	33,182,614,467	80,332,614,467	52,210,000,000	32,465,652,233	84,675,652,233
Less Master investment agreement	(34,500,000,000)	-	(34,500,000,000)	(34,500,000,000)	-	(34,500,000,000)
Subordinated convertible bonds	21,620,000,000	9,767,989,760	31,387,989,760	21,620,000,000	9,767,989,760	31,387,989,760
Convertible bonds	-	-	-	-	15,160,744,872	15,160,744,872
Floating rate notes	-	-	-	-	3,249,195,171	3,249,195,171
Less Discount on borrowings	(21,505,000,000)	(11,670,833,459)	(33,175,833,459)	(26,565,000,000)	(12,719,811,990)	(39,284,811,990)
Total	12,765,000,000	31,279,770,768	44,044,770,768	12,765,000,000	47,923,770,046	60,688,770,046

5.13.2 Classified by types of securities, currency, maturity and interest rate as at December 31, :

Types	Currency	Maturity	Interest Rate	(Baht) CONSOLIDATED FINANCIAL STATEMENTS Amount 2001	2000
Short – term borrowings					
Unsecured subordinated notes (Notes 5.14 and 5.20)	THB	2001-2002	None	5,060,000,000	5,060,000,000
Convertible bonds (Note 5.16)	USD	2001	1.50%	-	12,366,192,720
Floating rate notes	USD	2001	3 M LIBOR +0.45%	-	3,249,195,171
Less Discount on borrowings				(703,700,885)	(703,700,885)
Total short – term borrowings				4,356,299,115	19,971,687,006
Long – term borrowings					
Unsecured subordinated notes (Notes 5.14 and 5.20)	USD	2005-2029	7.25%-9.025%	33,182,614,467	32,465,652,233
	THB	2002-2004	None	7,590,000,000	12,650,000,000
	THB	Perpetual	15.00%*	34,500,000,000	34,500,000,000
Less Master investment agreement				(34,500,000,000)	(34,500,000,000)
Subordinated convertible bonds (Notes 5.15 and 5.20)	THB	2004	4.589%	9,767,989,760	9,767,989,760
	THB	2004-2006	None	21,620,000,000	21,620,000,000
Less Discount on borrowings				(32,472,132,574)	(38,581,111,105)
Total long – term borrowings				39,688,471,653	37,922,530,888
Total				44,044,770,768	57,894,217,894

* Interest will be paid only when the Bank has paid dividend on preferred shares

Types	Currency	Maturity	Interest Rate	THE BANK'S FINANCIAL STATEMENTS Amount (Baht) 2001	2000
Short – term borrowings					
Unsecured subordinated notes (Notes 5.14 and 5.20)	THB	2001-2002	None	5,060,000,000	5,060,000,000
Convertible bonds (Note 5.16)	USD	2001	1.50%	-	15,160,744,872
Floating rate notes	USD	2001	3M LIBOR + 0.45%	-	3,249,195,171
Less Discount on Borrowings				(703,700,885)	(703,700,885)
Total short – term borrowings				4,356,299,115	22,766,239,158
Long – term borrowings					
Unsecured subordinated notes (Notes 5.14 and 5.20)	USD	2005-2029	7.25%-9.025%	33,182,614,467	32,465,652,233
	THB	2002-2004	None	7,590,000,000	12,650,000,000
	THB	Perpetual	15.00%*	34,500,000,000	34,500,000,000
Less Master investment agreement				(34,500,000,000)	(34,500,000,000)
Subordinated convertible bonds (Notes 5.15 and 5.20)	THB	2004	4.589%	9,767,989,760	9,767,989,760
	THB	2004-2006	None	21,620,000,000	21,620,000,000
Less Discount on borrowings				(32,472,132,574)	(38,581,111,105)
Total long – term borrowing				39,688,471,653	37,922,530,888
Total				44,044,770,768	60,688,770,046

5.14 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue.

- On June 22, 1995, the Board of Directors passed a resolution for the Bank to issue and offer unsecured subordinated notes. On September 18, 1995, the Bank issued US$ 300 million of unsecured subordinated notes for sale to foreign investors with a maturity of 10 years at a coupon of 7.25% p.a.

- On December 21, 1995, the Board of Directors passed a resolution for the Bank to issue and offer unsecured subordinated notes. On March 25, 1996, the Bank issued US$ 150 million of unsecured subordinated notes for sale to foreign investors with a maturity of 20 years at a coupon of 8.25% p.a.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign and/or domestic markets in the amount not exceeding US$ 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue. On August 27, 1996, the Board of Directors passed a resolution for the Bank to issue and offer

* Interest will be paid only when the Bank has paid dividend on preferred shares

unsecured subordinated notes. On January 21, 1997, the Bank issued US$ 300 million of unsecured subordinated notes for sale to foreign investors with a maturity of 30 years at a coupon of 8.375% p.a.

On January 28, 1999, the Bank issued US$ 266.9 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing 7.25% unsecured subordinated notes due 2005 being redeemed before their maturity, which was approved by the BOT. The Bank also issued US$ 449.8 million of unsecured subordinated notes due 2029 with a maturity of 30 years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing 8.25% unsecured subordinated notes due 2016 and existing 8.375% unsecured subordinated notes due 2027 being redeemed before their maturity, which was approved by the BOT. Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the IAS. As a result, the Bank recognized in the 1999 statement of income, a gain of US$ 259 million (Baht 9,503.5 million), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of US$ 177.5 million (Baht 6,543.1 million) and US$ 258.7 million (Baht 9,535.1 million).The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes. (see Note 5.13) The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388.4 million.

On November 15, 1999, the Bank redeemed US$ 500,000 of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

5.15 Subordinated convertible bonds

On January 13, 1994, the shareholders passed a resolution for the Bank to issue and offer subordinated convertible bonds for sale to foreign markets in the amount not exceeding US$ 500 million with a maturity of 10 years and a conversion period within 10 years, and to reserve 60 million ordinary shares to accommodate the conversion right. The Board of Directors was authorized to proceed with the issue. On January 25, 1994, the Board of Directors passed a resolution for the Bank to issue subordinated convertible bonds. On March 3, 1994, the Bank issued US$ 400 million of subordinated convertible bonds with a maturity of 10 years at a coupon of 3.25% p.a. and conversion price of Baht 230 per share at the exchange rate of US$ 1 to Baht 25.28 on the condition that the Bank may convert the bonds before maturity. The bondholders have the right to convert the bonds into ordinary shares from May 24, 1994 onwards.

On January 29, 1999, the Bank amended the terms and conditions of the subordinated convertible bonds by increasing the coupon from 3.25% p.a. to 4.589% p.a. which have been approved by the trustee. This transaction was accounted as an extinguishment of debt under the IAS, since TAS do not provide accounting guidance for the extinguishment of debt. The amended bonds were recorded at Baht 5,778.4 million, which was the fair value at the date of issuance. The difference between the book value and the redemption value of the bonds will be amortized on a monthly basis throughout the life of the bonds. As a result, the Bank recognized a gain of Baht 3,816.6 million in the 1999 statement of income. (see Note 5.13)

On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 11,495,694 ordinary shares, to be reserved additionally for the exercise of the subordinated convertible bonds. (see Note 5.21)

5.16 Convertible bonds

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer subordinated convertible bonds and/or convertible bonds for sale to foreign and/or domestic markets in the amount not exceeding US$ 400 million or its equivalent in other currencies with maturity not exceeding 10 years, and resolved to reserve 50 million ordinary shares to accommodate for such convertible bonds. The Board of Directors was authorized to proceed with the issue. On June 17, 1996, the Board of Directors passed a resolution for the Bank to issue and offer convertible bonds. On August 7, 1996, the Bank issued US$ 350 million of convertible bonds with a maturity of 10 years at a coupon of 1.50% p.a. and conversion price of Baht 270 per share at the exchange rate of US$ 1 to Baht 25.28 for sale to foreign investors. The bonds will be mandatorily redeemed at a premium at the end of year 5 subject to the terms and conditions as stated in the offering circular. The bondholders have the right to convert the bonds into ordinary shares from September 16, 1996 onwards. (see Note 5.13) The Bank has entered into interest swap contracts in order to hedge the risk of redemption at the end of year 5 should the above mentioned terms and conditions are met.(see Note 5.32)

On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 10 million ordinary shares, to be reserved additionally for the exercise of the convertible bonds. (see Note 5.21)

On August 7, 2001, the Bank has redeemed all the convertible bonds at 124.2588 percent of the principal amount since the condition for the Mandatory Redemption condition 8 (c) has been met. This redemption did not result in any loss as the Bank has entered into interest rate swap contracts to hedge the risk of redemption; and did not affect the Bank's capital fund since the said convertible bond had not been included as tier 2 capital.

5.17 Bonds

On April 5, 2000, the shareholders passed a resolution for the Bank to issue subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "the Bonds") in an amount not exceeding US$ 3,000 million or its equivalent in other currencies, offered and sold in foreign and/or domestic markets. The subordinated bonds and/or unsubordinated bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding US$ 1,000 million or its equivalent in other currencies. The shareholders also approved the allocation of 292 million ordinary shares, to be reserved additionally with 208 million ordinary shares which remain unexcercised, totaling 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bonds holders. (see Note 5.21)

5.18 Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding US$ 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right to call the Bank to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, conditions and other details for the issue and offering of the bonds.

5.19 Warrants representing the right to purchase bonds

On April 5, 2000, the shareholders passed a resolution to cancel all the warrants which remain unissued.

5.20 Capital Augmented Preferred Securities

On April 2, 1999, the Bank issued Capital Augmented Preferred Securities (CAPS) to Bualuang CAPS Fund, with a minimum return of 11.00 % p.a. and a maximum return of 22.25% p.a., payable quarterly, whereby the Bank issued two groups of securities and received proceeds of Baht 46,000 million.

The First Group of securities consisted of 345,000 shares of non-cumulative class A preferred shares (Preferred Shares) with a par value of Baht 10 per share and 345,000 units of subordinated perpetual bonds cum preferred shares (Group 1 Subordinated Bonds) with a par value of Baht 100,000 per unit. The dividend paid on the Preferred Shares is non-cumulative, and the unpaid dividend for any year will not be carried forward to the subsequent years. If the Bank declares dividend on the ordinary shares, the Bank has to pay a dividend of Baht 1 (one) per share on the Preferred Shares as long as the Bank still pays interest on these Bonds in full on each due date or when the liquidation preference is reduced to equal the par value of the Preferred Shares. If the Bank has not paid interest on these bonds in full on each due date, the Bank will pay the dividend on the Preferred Shares an amount equal the interest on these bonds less the amount of interest already paid in such year. The Group 1 Subordinated Bonds have a coupon of 15.00% p.a., payable semi-annually, the interest will be paid only when the Bank has paid dividend on the Preferred Shares. The unpaid interest for any year will not be carried forward to the subsequent year. The Bank may redeem the Group 1 Subordinated Bonds subject to the approval by the BOT under the following conditions.

- on or after 5 years from the issue date; or
- the Preferred Shares Cum Group 1 Subordinated Bonds can no longer be counted as tier 1 capital; or
- the interests on the Group 1 Subordinated Bonds are no longer tax deductible; or
- the Bank can raise an equivalent or greater amount of fund to replace the Group 1 Subordinated Bonds or if the Bank's tier 1 capital ratio, after the redemption of these Bonds, exceeds the minimum ratio stipulated by the BOT.

The Master Investment Agreement has terms and conditions relating to the transfer of shares, redemption of the bonds, reduction of liquidation preference of the preferred shares, payment to the preferred shareholder as specified in the Articles of Association of the Bank, and ratio of conversion into the Bank's ordinary share of the preferred shares at 1:1.

The Second Group of securities issued consisted of 469,200 units of discounted zero coupon subordinated bonds and subordinated convertible bonds with a par value of Baht 100,000 per unit. The total issuance price of such bonds was Baht 11,500 million. The bonds serially mature in 29 groups. Bonds group 1 to 20 serially mature at intervals of 3 months and mature within 3 months to 5 years. Each Bond group has a par value of Baht 1,265 million.

Bonds group 21-28 consist of discounted subordinated convertible bonds that have a par value of Baht 1,265 million per group. These convertible bonds have a maturity between 5 years 3 months and 7 years with a maturity interval of 3 months. Bond group 29 with a par value of Baht 11,500 million, has maturity of 7 years.

The Bank has the option to call all of the Bonds in the Second Group (group 21-29) on or after 5 years from the date of issue at the accreted value. Upon redemption the Bonds group 21-29 may be converted into the Bank's ordinary shares at Baht 100 per share as outlined in the terms and conditions. The Bank has reserved 115 million ordinary shares to accommodate such conversion right. On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 35 million ordinary shares, to be reserved additionally to accommodate such conversion right. (see Note 5.21)

According to the ICAAT's interpretation of accounting standard No.3 on the issue of compound financial instruments by financial institutions, (see Note 4.16) in summary, the First Group of Securities should be separated into 3 parts : 1) liability 2) premium on preferred shares and 3) preferred shares. However, since the amount categorized as premium on preferred share (Baht 15.2 million) is not material, it was included as liability. As at December 31, 2000 and 1999 the presentation of the First Group of Securities is as follows:

Subordinated bonds cum preferred shares	Baht	34,496,550,000
Preferred shares	Baht	3,450,000

Had the Bank accounted for First Group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration on April 16, 1999, the presentation in the balance sheet as at December 31, 2000 and 1999 would be as follows:

Preferred shares	Baht	3,450,000
Premium on preferred shares	Baht	34,496,550,000

5.21 Share capital

On April 5, 2000, the shareholders passed a resolution for the Bank to decrease its registered capital from Baht 20,000 million to Baht 19,983.45 million and to increase its registered capital from Baht 19,983.45 million to Baht 40,000 million by issuing 2,000 million of ordinary shares, 655,000 of Class A preferred shares and one million of Class B preferred shares. The Bank registered the decrease and increase in capital with the Department of

Commercial Registration on May 25, 2000 and May 29, 2000, respectively. The shareholders have resolved to allocate the new shares as follows:

- 1,551,504,306 ordinary shares, to be offered and sold to general public, including the existing shareholders and the beneficial owners of the shares held by the custodian or by any other similar arrangements. The Bank may issue and offer these ordinary shares for sale in foreign and/or domestic markets in whole amount or in lots.

- 56,495,694 ordinary shares, to be reserved additionally for the exercise of the subordinated convertible bonds and convertible bonds, which had already been issued. (see Note 5.15, 5.16, and 5.20)

- 292 million ordinary shares, to be reserved additionally for the exercise of the subordinated convertible bonds and/or convertible bonds, which remain unissued. (see Note 5.17)

- 100 million ordinary shares, to be reserved additionally for the exercise of right of the warrants, which remain unissued. (see Note 5.22)

- 655,000 Class A preferred shares to be offered and sold in foreign and/or domestic markets, which may be sold with the subordinated bonds to investors in foreign and/or domestic markets.

- One million Class B preferred shares to be offered and sold in foreign and/or domestic markets, which may be sold with the subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds to investors in foreign and/or domestic markets.

Capital fund as at December 31, are as follows :

(Baht)

	2001		2000	
Tier 1 capital				
Issued and paid-up share capital and premium on share capital		98,906,695,392		98,906,695,392
Legal reserve		11,544,800,000		11,544,800,000
Other reserve		63,266,975,948		63,266,975,948
Net income (loss) after appropriation		(122,945,436,879)		(130,179,770,225)
		50,773,034,461		43,538,701,115
Tier 2 capital				
Unrealized increment per land appraisal		6,900,559,401		3,508,733,304
Unrealized increment per bank premises appraisal		3,034,730,553		1,644,564,166
Provision for normal assets		2,484,106,000		2,487,352,000
Long-term subordinated debt instruments				
Subordinated convertible bonds	4,347,839,374		5,651,964,514	
Unsecured subordinated notes	21,316,570,668	25,664,410,042	20,769,612,860	26,421,577,374
Less Debt instrument in excess of 50% of tier 1 capital		(277,892,811)		(4,652,226,816)
		37,805,913,185		29,410,000,028
Total		88,578,947,646		72,948,701,143

As at December 31, capital adequacy ratios maintained by the Bank are as follows :

	Percentage	
	2001	2000
Total capital	11.3	8.7
Tier 1 capital	6.5	5.2
Tier 2 capital	4.8	3.5

5.22 Warrants

On April 5, 2000, the shareholders passed a resolution to cancel 100 million units of warrants with a maturity of not exceeding 5 years, which was approved by the shareholders on March 18, 1999, and remain unissued. The shareholders passed a resolution for the Bank to issue up to 200 million units of warrants with a maturity of not exceeding 10 years, to be offered and sold in foreign and/or domestic markets. The shareholders also approved to allocate 100 million ordinary shares, to be reserved additionally with 100 million ordinary shares which remain unexercised, totaling 200 million ordinary shares, to accommodate the exercise right of the warrant holders. (see Note 5.21)

5.23 The establishment of Special Purpose Vehicle to issue capital securities

On April 21, 1998, the shareholders passed a resolution for the Bank to establish Special Purpose Vehicle (SPV) to issue capital securities in the amount not exceeding US$ 1,000 million or its equivalent in other currencies, to be offered in private placement or to institutional investors in accordance with the rules and guidelines of the Securities and Exchange Commission. The Bank may issue capital securities in whole amount or in lots. The Board of Directors was authorized to proceed with the establishment of the SPV.

Such capital securities may be perpetual, non-cumulative, and redeemable by the SPV or may be guaranteed by the Bank. The terms and conditions in the offering of the capital securities may state that upon specific conditions, the Bank must or may issue other securities in exchange for the capital securities.

Upon the issuance of capital securities by the SPV, the Bank may issue securities which may be subordinated; secured; convertible into ordinary shares or other securities of the Bank; or any other securities in the amount not exceeding US$ 1,100 million or its equivalent in other currencies to the SPV. The Board of Directors has been authorized to proceed with the issuance of the capital securities by the SPV and those securities that the Bank may have to issue to the SPV. The terms and conditions of the offering of the capital securities by the SPV may include dividend payment or other kind of payment as determined by the Board of Directors and such payment may be related to payment of dividend or other payment on other securities of the Bank.

On March 18, 1999, the shareholders passed a resolution for the Bank to establish or to invest in a subsidiary or SPV for the purpose of raising fund of the Bank, by issuing preferred shares and/or bonds to the subsidiary or SPV, or the Bank may issue the preferred shares and/or bonds to a mutual fund or a juristic entity that is established for investing mainly in the Bank's preferred shares and/or bonds; and the Bank is authorized to enter into trust agreement or master investment agreement between the Bank and the subsidiary or SPV or mutual fund or any other juristic entity.

5.24 Statutory reserve and other reserve

5.24.1 Under the Public Limited Companies Act, the Bank is required to allocate to a reserve fund at least 5% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 10% of the registered capital. However, the Bank's Articles of Association require that the Bank shall allocate to the reserve fund until the reserve fund reaches an amount of not less than 25% of the registered capital. The Bank has fully complied with such reserve requirements.

5.24.2 The Bank appropriated annual profit as other reserve, which is treated as general reserve with no specific purpose.

5.25 Commitments

As at December 31, the Bank had commitments as follows :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	2001			2000		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	926,924,112	1,369,326,980	2,296,251,092	978,859,909	1,540,612,315	2,519,472,224
Guarantees of loans	494,082,371	24,407,005,027	24,901,087,398	2,034,300,488	26,457,990,743	28,492,291,231
Other guarantees	40,513,823,401	11,220,183,750	51,734,007,151	46,276,767,422	11,344,428,441	57,621,195,863
Customers' liabilities under unmatured bills issued under letters of credit	529,035,680	8,462,420,197	8,991,455,877	414,849,322	10,747,514,396	11,162,363,718
Letters of credit	636,035,873	19,199,323,792	19,835,359,665	439,490,671	21,648,089,802	22,087,580,473
Forward foreign exchange contracts						
Bought	11,737,775,858	82,972,182,395	94,709,958,253	15,153,911,170	103,778,962,343	118,932,873,513
Sold	4,809,897,620	214,502,433,807	219,312,331,427	6,052,933,288	210,088,275,397	216,141,208,685
Currency swaps	8,779,756,110	17,120,770,660	25,900,526,770	6,938,341,345	26,832,305,552	33,770,646,897
Interest rate swaps	-	29,507,199,381	29,507,199,381	-	66,792,007,501	66,792,007,501
Amount of unused bank overdraft	109,001,296,803	2,859,248,617	111,860,545,420	102,808,689,152	2,671,156,463	105,479,845,615
Others	179,910,525	2,170,245,367	2,350,155,892	1,910,525	8,800,635,408	8,802,545,933
Total	177,608,538,353	413,790,339,973	591,398,878,326	181,100,053,292	490,701,978,361	671,802,031,653

(Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	2001			2000		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	926,924,112	1,369,326,980	2,296,251,092	978,859,909	1,540,612,315	2,519,472,224
Guarantees of loans	494,082,371	24,407,005,027	24,901,087,398	2,034,300,488	26,457,990,743	28,492,291,231
Other guarantees	40,503,791,426	10,679,974,742	51,183,766,168	46,276,767,422	10,686,546,283	56,963,313,705
Customers' liabilities under unmatured bills issued under letters of credit	529,035,680	8,377,953,189	8,906,988,869	414,849,322	10,657,333,328	11,072,182,650
Letters of credit	636,035,873	19,052,846,901	19,688,882,774	439,490,671	21,531,648,102	21,971,138,773
Forward foreign exchange contracts						
Bought	11,853,525,534	87,423,393,740	99,276,919,274	16,222,907,498	111,969,098,010	128,192,005,508
Sold	9,566,980,822	214,502,152,837	224,069,133,659	14,194,917,028	211,123,135,768	225,318,052,796
Currency swaps	12,185,329,178	20,488,211,949	32,673,541,127	8,525,328,995	26,832,305,552	35,357,634,547
Interest rate swaps	-	30,410,713,875	30,410,713,875	-	66,792,007,501	66,792,007,501
Amount of unused bank overdraft	109,001,296,803	2,177,435,328	111,178,732,131	102,808,689,152	1,925,722,047	104,734,411,199
Others	179,910,525	2,170,245,367	2,350,155,892	1,910,525	8,841,786,001	8,843,696,526
Total	185,876,912,324	421,059,259,935	606,936,172,259	191,898,021,010	498,358,185,650	690,256,206,660

5.26 Properties used as collateral

Government securities and securities guaranteed by the Government having face value of Baht 74,490.5 million and Baht 44,936.4 million as at December 31, 2001 and 2000 respectively, are deposited as cover for loans from, and the Bank's promissory notes in favour of the BOT and for other commitments with government agencies and state enterprises and for securities sold under repurchase agreements.

5.27 Related-party transactions

As at December 31, 2001 and 2000, related parties of the Bank consisted of the Bank's executives, at the departmental manager level and higher including close family members of executive vice president level and higher; those entities in which the Bank, or the Bank's directors, or executives at the departmental manager level and higher, or close family members of executive vice president level and higher together had 10% or more combined beneficial ownership; and those entities of which the Bank's directors, or executives at executive vice president level and higher, or close family members of these individuals, held directorship position; and those related companies as indicated in the BOT's report.

The Bank had significant loans and commitments to related parties, as follows :

(million Baht)

	2001		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related parties			
Loans			
Ending balance	7,426.6	7,426.6	December 8, 2001 – April 11, 2007
Average month end balance	9,263.0	9,263.6	
Commitments			
Ending balance	1,477.7	1,487.7	November 15, 2001 – October 8, 2020
Average month end balance	1,023.3	1,024.1	
Restructured debtors			
Loans			
Ending balance	65,549.7	65,549.7	September 16, 1997 – December 30, 2015
Average month end balance	58,230.4	58,230.4	
Commitments			
Ending balance	8,155.2	8,155.2	December 6, 2000 – May 12, 2018
Average month end balance	7,171.4	7,171.4	

(million Baht)

	2000		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related parties			
Loans			
Ending balance	13,854.3	13,854.3	May 14, 1999 – July 2, 2011
Average month end balance	19,603.3	19,703.3	
Commitments			
Ending balance	848.8	848.8	November 15, 2000 – October 8, 2020
Average month end balance	1,341.4	1,341.4	
Restructured debtors			
Loans			
Ending balance	20,461.2	20,461.2	September 16, 1997– March 31, 2016
Average month end balance	17,529.4	17,529.4	
Commitments			
Ending balance	771.1	771.1	November 21, 2000 – June 4, 2004
Average month end balance	573.1	573.1	

As at December 31, 2001, the increases in loans and commitments to restructured debtors who were related parties were due to the Bank receiving equity securities of restructured debtors through asset transfer and debt-equity conversion in the year 2001.

For the year ended December 31, 2001, the Bank charged interests between 2.0% and 14.0% on loans to these related parties. Interest rate charged on restructured loans were between 2.0% to 9.5%, on money market loans were between 2.875% to 3.75%, on default loans were at 14.0%, and on other loans were between 2.5% to 10.75%. Determination of interest rates depends on the type of loans and collateral.

For the year ended December 31, 2000, the Bank charged interests between 2.5% and 14.5% on loans to these related parties. Interest rate charged on restructured loans were between 2.5% to 10.75%, on money market loans were between 3.75% to 7.0%, on default loans were at 14.5%, and on other loans were between 3.0% to 12.25%. Determination of interest rates depends on the type of loans and collateral.

As at December 31, 2001, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 1,653.0 million.

The Bank follows the BOT guidelines in estimating the allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at December 31, 2001 and 2000, are shown in Note 5.4.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated and related companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiaries, associated, and related companies, in which the Bank has more than 20% shareholding consisted mainly of the following as at December 31,:

LOANS

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	**2000**	**2001**	**2000**
SUBSIDIARY COMPANY				
BBL Asset Management Co., Ltd.	-	-	-	3,750,000
ASSOCIATED COMPANIES				
BSL Leasing Co., Ltd. *	291,000,000	262,901,273	291,000,000	262,901,273
American Express (Thai) Co., Ltd. **	-	624,385,715	-	624,385,715

COMMITMENTS

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	**2000**	**2001**	**2000**
SUBSIDIARY COMPANIES				
Bangkok Bank Berhad	-	-	10,000,000	-
BBL Asset Management Co., Ltd.	-	-	24,000	24,000
ASSOCIATED COMPANIES				
Asia Credit Public Co., Ltd.	1,626,250	2,724,000	1,626,250	2,724,000
BSL Leasing Co., Ltd. *	140,000,000	100,000,000	140,000,000	100,000,000
American Express (Thai) Co., Ltd. **	-	4,770,000	-	4,770,000

* Formerly Bangkok SMBC Leasing Co., Ltd.

** As at December 31, 2001, became non-related companies

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding consisted mainly of the following as at December 31, :

LOANS

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Bangkok Central Leasing Co., Ltd.	180,000,000	-	180,000,000	-
Bangkok First Tokai Co., Ltd.	773,000,000	444,973,950	773,000,000	444,973,950
Bangkok Polyethylene Co., Ltd.	1,718,465,272	1,696,595,940	1,718,465,272	1,696,595,940
Bangkok SMBC Consulting Co., Ltd.*	1,437,500	2,337,500	1,437,500	2,337,500
Electrical Lamp Manufacturers Thai Co., Ltd.	119	2,851	119	2,851
Rhodia (Thailand) Co., Ltd. **	-	800,468	-	800,468
Aventis Pasteur (Thailand) Co., Ltd. **	-	1,979,291	-	1,979,291
Tuas Hi Tech Park Pte Co., Ltd. **	-	1,677,968,303	-	1,677,968,303
Tuas Techonlogy Park Pte Co., Ltd. **	-	2,397,804,203	-	2,397,804,203

COMMITMENTS

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Asia Lamp Industry Co., Ltd.	1,177,779	3,541,413	1,177,779	3,541,413
Bangkok Central Leasing Co., Ltd.	58,862,000	-	58,862,000	-
Bangkok Polyethylene Co., Ltd.	432,903,151	209,040,886	432,903,151	209,040,886
BBL Nominees (H.K.) Co., Ltd.	-	2,501,095	-	2,501,095
Thana Thep Printing Co., Ltd.	417,760	583,814	417,760	583,814
Toyota Leasing (Thailand) Co., Ltd.	421,000	390,000	421,000	390,000

As at December 31, 2001 and 2000, the Bank had deposits from subsidiaries, associated companies, and related parties as follows:

(Baht)

	2001	2000
SUBSIDIARY COMPANIES		
BBL (Cayman) Limited	5,049,932,258	1,564,586
Bangkok Bank Berhad	20,894,842	69,752,126
Sinsubtawee Assets Management Co., Ltd.	244,738,172	469,538,444
Thaksin Finance Co., Ltd.	47,021,141	14,598,135
BBL Asset Management Co., Ltd.	4,479,330	5,211,224
ASSOCIATED COMPANIES		
Bangkok SMBC Systems Co., Ltd. ***	174,638	245,293
BSL Leasing Co., Ltd. ****	2,214,733	171,875
WTA (Thailand) Co., Ltd.	24,578	24,382
P.T. BBL Dharmala Finance	51,224,382	85,810,999
Processing Center Co., Ltd .	150,864,107	165,561,945
Asia Credit Public Co., Ltd.	1,913,035	1,360,275
MC Private Equity Management (Private) Co., Ltd.	72,364,555	185,345,315
RELATED ENTITIES	4,859,660,081	5,152,614,439

* Formerly Bangkok Sumigin Consulting Co., Ltd.

** As at December 31, 2001, became non-related companies

*** Formerly Bangkok Sakura Software Service Co., Ltd.

**** Formerly Bangkok SMBC Leasing Co., Ltd.

Significant accounting transactions between the Bank and subsidiaries, associated, and related companies were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are considered to be at arms length. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

As at December 31, 2001 and 2000, material accrued income and expenses between the Bank and subsidiaries and associated companies are as follows :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Subsidiaries companies				
Interest receivable	-	-	649,153,538	638,610,640
Commission receivable	-	-	72,989	10,119
Interest payable	-	-	27,216,398	84,787,174
Associated companies				
Interest receivable	505,839	1,069,281	505,839	1,069,281
Interest payable	71,772	36,060	71,772	36,060

For the years ended December 31, 2001 and 2000 material income and expenses between the Bank and subsidiaries, associated, and related parties are as follows :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Subsidiaries companies				
Interest and discount received	-	-	883,498,155	751,891,503
Fees and service income	-	-	48,664,572	48,655,873
Other income	-	-	1,638,159	1,708,013
Dividend income	-	-	949,990	4,500,000
Interest paid	-	-	241,451,280	315,442,307
Other expenses	-	-	3,629,673	4,755,928
Associated companies				
Interest and discount received	5,656,664	7,174,891	5,656,664	7,174,891
Fees and service income	116,001	1,099,955	116,001	1,099,955
Other income	156,798	74,888	156,798	74,888
Dividend income	38,196,162	15,667,461	38,196,162	15,667,461
Interest paid	8,412,765	13,681,103	8,412,765	13,681,103
Other expenses	51,962,566	48,528,991	51,962,566	48,528,991
Related entities				
Interest and discount received	4,450,509,810	2,632,470,793	4,450,509,810	2,632,470,793
Fees and service income	175,595,251	19,601,052	175,595,251	19,601,052
Interest paid	97,246,773	65,621,680	97,246,773	65,621,680
Other expenses	176,895,135	267,183,853	176,895,135	267,183,853

For the years ended December 31, 2001 and 2000 the Bank sold properties foreclosed to Sinsubtawee Asset Management Co., Ltd. amounting to Baht 353.1 million for Baht 284.0 million and Baht 4,348.7 million for Baht 2,032.2 million, respectively which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 69.1 million and Baht 2,316.5 million, respectively there was no gain or loss to the Bank from these sale transactions.

Disclosure of the statements of cash flows of Sinsubtawee Asset Management Co., Ltd.

In accordance with the BOT's letter number THOR POR TOR. SOR NOR SOR. (01) WOR. 3258/2543 dated November 27, 2000, relating to the operation regulation of the Asset Management Company (AMC), required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinsubtawee Asset Management Co., Ltd. are as follows :

SINSUBTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(Baht)

	2001	2000
CASH FLOWS FROM OPERATING		
Net loss	(99,412,027)	(7,814,173)
Items to reconcile net income (loss) to net cash flows from operations		
Depreciation	160,464	-
Loss on impairment of properties foreclosed	*114,663,039*	-
Operating assets (increase) decrease		
Interbank and money market items	224,845,849	30,555,482
Properties foreclosed	(239,974,223)	(2,023,760,241)
Income tax recoverable	-	(32,116)
Advance payment for properties foreclosed	(996,450)	-
Prepaid expenses	(75,201)	(35,692)
Deposits	(256,509)	-
Operating liabilities increase (decrease)		
Accrued expense	(38,635)	86,740
Accrued income tax	3,735,271	-
Deposit	-	1,000,000
Other liabilities	51,919	-
Net cash provided (used) by operating activities	2,703,497	(2,000,000,000)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of premise and equipment	(2,674,918)	-
Net cash provided (used) by investing activities	(2,674,918)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowing	-	1,200,000
Repayment of borrowing	-	(1,200,000)
Proceeds from issuance of ordinary shares	-	2,000,000,000
Net cash provided (used) by financing activities	-	2,000,000,000
Net increase (decrease) in cash	28,579	-
Cash as at January 1,	-	-
Cash as at December 31,	28,579	-

5.28 Other benefits to directors and executives

The Bank has not extended extraordinary monetary and/or non-monetary benefits to the directors and executives from the level and inclusive of department manager upwards, except for ordinary benefit to the directors and executives.

5.29 Income Tax

For the year ended December 31, 2001 the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

For the year ended December 31, 2001, the consolidated financial statement presents income tax amounting to Baht 4.1 million which is the income tax of its subsidiaries.

5.30 Long-term leases

Long-term leases consisted of the following as at December 31, :

(Baht)

		Remaining Rental Expenses			
		CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2001	2000	2001	2000
Type of lease	**Period**				
Land and/or premises	2001-2007	35,440,880	12,204,119	35,440,880	12,204,119
Land and/or premises	2008-2017	198,997,316	236,989,198	198,997,316	236,989,198
Land and/or premises	2018-2026	32,110,646	29,277,015	32,110,646	29,277,015
Total		266,548,842	278,470,332	266,548,842	278,470,332

5.31 The financial position and the results of operation by domestic and foreign operations

5.31.1 The financial position at December 31, :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	2001			2000		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	979,043,437,621	273,462,005,723	1,252,505,443,344	981,837,810,556	258,372,123,915	1,240,209,934,471
Interbank and money market items	14,506,769,484	195,495,682,941	210,002,452,425	17,344,714,426	185,754,711,479	203,099,425,905
Loans	666,742,784,263	57,044,926,884	723,787,711,147	739,092,598,037	54,156,448,908	793,249,046,945
Investments	245,577,333,176	19,416,939,650	264,994,272,826	162,741,163,232	14,035,491,504	176,776,654,736
LIABILITIES						
Deposits	992,661,756,479	86,955,815,271	1,079,617,571,750	958,134,035,520	81,187,184,816	1,039,321,220,336
Interbank and money market items	9,455,413,891	14,448,820,188	23,904,234,079	5,928,510,614	34,509,883,086	40,438,393,700
Borrowings	12,765,000,000	31,279,770,768	44,044,770,768	12,765,000,000	45,129,217,894	57,894,217,894
Subordinated bonds cum preferred shares	34,496,550,000	-	34,496,550,000	34,496,550,000	-	34,496,550,000
CONTINGENCIES	375,991,999,653	215,406,878,673	591,398,878,326	420,823,575,846	250,978,455,807	671,802,031,653

(Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	2001			2000		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	976,951,789,826	271,795,754,149	1,248,747,543,975	981,569,021,051	254,576,200,301	1,236,145,221,352
Interbank and money market items	14,401,808,751	203,668,122,558	218,069,931,309	17,341,187,979	195,257,344,890	212,598,532,869
Loans	665,528,829,762	52,612,719,257	718,141,549,019	738,238,055,294	49,858,463,977	788,096,519,271
Investments	248,367,091,754	14,924,043,385	263,291,135,139	165,504,436,228	8,434,107,917	173,938,544,145
LIABILITIES						
Deposits	990,989,002,968	80,941,539,885	1,071,930,542,853	957,895,277,560	75,615,680,414	1,033,510,957,974
Interbank and money market items	9,510,727,629	19,808,099,269	29,318,826,898	5,943,067,019	38,050,980,357	43,994,047,376
Borrowings	12,765,000,000	31,279,770,768	44,044,770,768	12,765,000,000	47,923,770,046	60,688,770,046
Subordinated bonds cum preferred shares	34,496,550,000	-	34,496,550,000	34,496,550,000	-	34,496,550,000
CONTINGENCIES	376,009,043,896	230,927,128,363	606,936,172,259	420,830,631,039	269,425,575,621	690,256,206,660

5.31.2 The results of operations for the years ended December 31, :

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2001			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	54,605,280,111	18,593,509,612	(12,678,994,836)	60,519,794,887
Interest expenses	(33,019,183,264)	(16,347,488,887)	12,678,994,836	(36,687,677,315)
Net interest income	21,586,096,847	2,246,020,725	-	23,832,117,572
Non – interest income	9,170,697,363	4,158,015,413	(1,037,682,538)	12,291,030,238
Non – interest expenses	(25,420,667,142)	(4,230,982,526)	15,337,082	(29,636,312,586)
Income (loss) before income tax	5,336,127,068	2,173,053,612	(1,022,345,456)	6,486,835,224

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS 2000			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	60,080,726,188	21,764,833,218	(14,731,266,948)	67,114,292,458
Interest expenses	(39,586,840,360)	(18,909,407,993)	14,731,266,948	(43,764,981,405)
Net interest income	20,493,885,828	2,855,425,225	-	23,349,311,053
Non – interest income	15,124,915,108	2,809,303,874	(350,596,862)	17,583,622,120
Non – interest expenses	(54,085,381,817)	(5,545,074,231)	10,658,728	(59,619,797,320)
Income (loss) before income tax	(18,466,580,881)	119,654,868	(339,938,134)	(18,686,864,147)

(Baht)

THE BANK'S FINANCIAL STATEMENTS 2001

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	54,525,695,850	17,440,327,549	(11,555,431,323)	60,410,592,076
Interest expenses	(32,978,146,608)	(15,255,861,513)	11,555,431,323	(36,678,576,798)
Net interest income	21,547,549,242	2,184,466,036	-	23,732,015,278
Non – interest income	8,989,038,386	3,453,050,413	(15,337,082)	12,426,751,717
Non – interest expenses	(25,202,927,640)	(4,486,808,294)	15,337,082	(29,674,398,852)
Income (loss) before income tax	5,333,659,988	1,150,708,155	-	6,484,368,143

(Baht)

THE BANK'S FINANCIAL STATEMENTS 2000

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	60,033,615,051	20,568,062,914	(13,674,298,248)	66,927,379,717
Interest expenses	(39,569,463,544)	(17,993,865,607)	13,674,298,248	(43,889,030,903)
Net interest income	20,464,151,507	2,574,197,307	-	23,038,348,814
Non – interest income	15,114,270,888	2,548,282,308	(10,658,728)	17,651,894,468
Non – interest expenses	(54,045,556,308)	(5,342,762,881)	10,658,728	(59,377,660,461)
Income (loss) before income tax	(18,467,133,913)	(220,283,266)	-	(18,687,417,179)

The basis for the determination of income and expenses charge between the branches and head office, and between the branches is established by the head office, which is close to the funding cost.

5.32 Disclosure of financial instruments

A financial instruments is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise at the same time.

5.32.1 Interest rate risk

Interest rate risk in the financial statements arises from the potential change in interest rates which may have an adverse effect on the net interest earnings of the Bank in the current reporting period, and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities.

The Bank uses various derivative transactions to manage its assets and liability position in order to manage interest rate exposure.

The following table presents the Bank's on-balance-sheet financial assets and financial liabilities repricing profile, period to earlier of contractual repricing date or maturity, as at December 31, :

(million Baht)

	2001							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	No Interest	Non – accrual Loans	Total
Financial Assets								
Interbank and money market items *	79,796	55,532	54,388	15,240	-	13,143**	-	218,099
Investment in securities and securities purchased under resale agreement	24,232	23,967	19,314	137,622	57,663	26,014	-	288,812
Loans	377,677	35,946	39,653	70,146	55,119	-	139,600	718,141
Financial Liabilities								
Deposits	557,574	370,847	104,755	10,166	1	28,588	-	1,071,931
Interbank and money market items and securities sold under repurchase agreement	12,871	5,809	5,344	1,891	-	3,404	-	29,319
Liabilities payable on demand	-	-	-	-	-	3,498	-	3,498
Borrowings	1,265	-	3,091	17,464	22,225	-	-	44,045

(million Baht)

	2000							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	No Interest	Non – accrual Loans	Total
Financial Assets								
Interbank and money market items***	107,211	60,798	14,291	17,175	20	13,139**	-	212,634
Investment in securities and securities purchased under resale agreement	27,217	32,429	11,550	96,697	29,277	23,168	-	220,338
Loans	491,121	28,344	30,213	33,392	67,395	-	137,632	788,097
Financial Liabilities								
Deposits	501,412	395,016	105,075	7,795	1	24,212	-	1,033,511
Interbank and money market items and securities sold under repurchase agreement	16,310	15,647	8,404	4,104	-	2,229	-	46,694
Liabilities payable on demand	-	-	-	-	-	3,147	-	3,147
Borrowings	1,265	3,249	18,252	15,109	22,814	-	-	60,689

Most of the Bank's financial assets pay interest at floating rates such as Minimum Lending Rate (MLR), Minimum Overdraft Rate (MOR) and Minimum Retail Rate (MRR).

---

* Excluding allowance for doubtful accounts of interbank and money market items of Baht 28.9 million

** Includes accrued interest receivables of the interbank and money market items

*** Excluding allowance for doubtful accounts of interbank and money market items of Baht 35.8 million

Basic information concerning fixed versus floating rate of domestic loans as at December 31, are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Fixed interest rate	182,954	125,636	182,593	125,519
Floating interest rate	483,789	613,456	482,936	612,719
Total	666,743	739,092	665,529	738,238

5.32.2 Concentration of credit risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Bank. The Bank has established the credit policy of evaluating creditworthiness of its customers and requesting for sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

In the case of recognized financial assets, the carrying amount of the assets recorded in the balance sheet, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

With respect to significant geographical concentration of credit risk, since a vast majority of the Bank's businesses are conducted domestically, no additional disclosure as to concentration of credit risk from recognized financial assets is necessary.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due. For the forward foreign exchange contracts, approximately one-thirds of the total exposure as at December 31, 2001 and three-fifths of the total exposure as at December 31, 2000 were to domestic banks and banks in OECD countries while the rest was to customers from transactions undertaken to meet their risk management needs. Average tenor for forward foreign exchange contracts as at December 31, 2001 and 2000 were six months and five months, respectively, almost all contracts was under one year tenor. For the currency swaps and interest rate swaps, almost all exposure as at December 31, 2001 and 2000, were to financial institutions.

The following table shows the credit risk of the Bank's derivative financial instruments as at December 31, :

(million Baht)

	2001	2000
Forward foreign exchange contracts	1,335	1,153
Currency swaps	1,971	1,720
Interest rate swaps	733	3,033
Total	4,039	5,906

5.32.3 Earning financial assets and interest-bearing financial liabilities

The following table presents the Bank's average balance of financial assets and financial liabilities, interest and dividend income/expense, and average interest and dividend rates for the years ended December 31, :

(million Baht)

	2001		
	Average Balance	Interest and Dividend Income/Expense	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items, securities purchased under resale agreement	260,488	10,106	3.9%
Investments, net	216,244	10,389	4.8%
Loans	762,245	39,916	5.2%
Total	1,238,977	60,411	
Interest – bearing Financial Liabilities			
Deposits	1,052,993	24,992	2.4%
Interbank and money market items	40,414	1,545	3.8%
Long – term borrowings and subordinated bonds cum preferred shares	88,546	10,142	11.5%
Total	1,181,953	36,679	

(million Baht)

	2000		
	Average Balance	Interest and Dividend Income/Expense	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items, securities purchased under resale agreement	228,310	11,266	4.9%
Investments, net	170,491	10,965	6.4%
Loans	829,624	44,696	5.4%
Total	1,228,425	66,927	
Interest – bearing Financial Liabilities			
Deposits	986,485	30,863	3.1%
Interbank and money market items	56,499	3,112	5.5%
Long – term borrowings and subordinated bonds cum preferred shares	90,745	9,914	10.9%
Total	1,133,729	43,889	

5.32.4 Maturity profile of assets and liabilities

The following table presents the Bank's maturity profile of on-balance-sheet financial assets and financial liabilities as at December 31, :

(million Baht)

	2001				
	Up to 1 year	1 to 5 years	Over 5 years	No Maturity	Total
Interbank and money market items*	201,844	16,255	-	-	218,099
Investments, securities purchased under resale agreement	58,080	146,991	57,727	26,014	288,812
Loans**	446,269	183,213	88,659	-	718,141
Deposits	1,061,764	10,166	1	-	1,071,931
Interbank and money market items, securities sold under repurchase agreement	22,925	6,394	-	-	29,319
Liabilities payable on demand	3,498	-	-	-	3,498
Borrowings	4,356	17,464	22,225	-	44,045
Subordinated bonds cum preferred shares	-	-	-	34,497	34,497

(million Baht)

	2000				
	Up to 1 year	1 to 5 years	Over 5 years	No Maturity	Total
Interbank and money market items***	194,514	18,100	20	-	212,634
Investments, securities purchased under resale agreement	62,878	102,985	31,355	23,120	220,338
Loans**	539,996	161,684	86,417	-	788,097
Deposits	1,025,715	7,795	1	-	1,033,511
Interbank and money market items, securities sold under repurchase agreement	27,117	19,577	-	-	46,694
Liabilities payable on demand	3,147	-	-	-	3,147
Borrowings	22,766	15,109	22,814	-	60,689
Subordinated bonds cum preferred shares	-	-	-	34,497	34,497

5.32.5 Derivative financial instruments

The Bank uses derivative financial instruments to hedge its balance sheet, to serve the needs of its customers, and for trading purposes. Derivatives used include currency swaps, interest rate swaps, and forward foreign exchange contracts. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments but the amounts potentially subject to credit risk are much smaller.

* Excluding allowance for doubtful of interbank and money market items of Baht 28.9 million.

** Excluding accrued interest receivable and allowance for doubtful accounts.

*** Excluding allowance for doubtful of interbank and money market items of Baht 35.8 million.

Forward foreign exchange contracts

Forward foreign exchange contracts are contracts that effectively fix a future foreign exchange rate. The contract provides that, at a predetermined future date, a cash delivery will be made between the parties at a specified contracted rate. The Bank uses forward foreign exchange contracts as part of its asset/liability management and to satisfy the customers' foreign exchange risk management needs.

Interest rate and currency swaps

Interest rate swaps are contracts which involve the exchange of fixed-and floating-rate interest payment obligations without the exchange of the underlying principal amounts. Currency swaps are contracts which involve the exchange of interest in two different currencies, the majority of the contracts also involve the exchange of underlying principal amounts in two different currencies. Though the Bank uses swaps mainly as part of its asset/liability management, the Bank also acts as an intermediary in arranging swap transactions for customers. The Bank typically becomes a principal in the exchange of payments between the two parties and, therefore, may be exposed to a loss should one of the parties default. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate and foreign exchange risks inherent in intermediated swaps by entering into offsetting swap position that essentially counterbalance each other.

The following is a summary of the notional amounts and the fair value of the Bank's derivative financial instruments as at December 31, :

(million Baht)

	2001 Notional Amount			
	Up to 1 Year	**Over 1 Year**	**Total**	**Fair Value**
Forward foreign exchange contracts	323,311	35	323,346	1,233
Currency swaps	6,723	25,951	32,674	(619)
Interest rate swaps	12,519	17,892	30,411	614

(million Baht)

	2000 Notional Amount			
	Up to 1 Year	**Over 1 Year**	**Total**	**Fair Value**
Forward foreign exchange contracts	353,476	34	353,510	(1,318)
Currency swaps	12,090	23,268	35,358	(2,352)
Interest rate swaps	42,191	24,601	66,792	2,973

5.32.6 Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The Bank uses different methodologies for determining the fair value of financial instruments. The methodology used is dependent upon the characteristics of the financial instrument and the financial market in which it operates.

Financial instruments that have standard terms and conditions and are traded on an active and liquid market, such as investments in securities, have their fair value determined by the quoted market price. In other circumstances, the fair value is ordinarily derived from quoted market rates such as interest rates and foreign exchange rates, which are then subsequently incorporated into generally accepted pricing models, based on the discounted cash flow theory, to determine the fair value.

Although the management uses its best judgment in estimating fair values of financial instruments, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the use of different estimation methodologies and or market assumptions may have a significant effect on the estimated fair values.

The following table presents the Bank's carrying amount and estimated fair value of financial instruments as at December 31, :

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS			
	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	16,018	16,018	16,125	16,125
Interbank and money market items	218,070	218,070	212,599	212,599
Securities purchased under resale agreement	25,521	25,521	46,400	46,400
Investments	263,291	270,653	173,939	179,870
Loans and accrued interest receivables, net	651,358	651,358	729,721	729,721
Customers' liability under acceptances	1,392	1,392	1,440	1,440
Financial Liabilities				
Deposits	1,071,931	1,071,931	1,033,511	1,033,511
Interbank and money market items	29,319	29,319	43,994	43,994
Liability payable on demand	3,498	3,498	3,147	3,147
Securities sold under repurchase agreement	-	-	2,700	2,700
Borrowings and subordinated bonds cum preferred shares	78,541	92,067	95,185	109,382
Bank's liability under acceptances	1,392	1,392	1,440	1,440
Interest payable	5,726	5,726	7,911	7,911

The following methods and assumptions were used by the Bank in estimating fair value of financial instruments as disclosed herein :

Cash, interbank and money market items (assets and liabilities), securities purchased under resale agreement, customer's liability under acceptances, deposits, liability payable on demand, interest payable, and Bank's liability under acceptances: the carrying amounts approximate fair value.

Trading securities, available for sale securities, and held to maturity debt securities: the fair value is based on market value. For non-marketable debt securities, fair value is determined by the Bank's yield curve for debt instruments of government sector, adjusted by an appropriate risk premium.

General investment: fair value is based on carrying amount, net of valuation allowances for impairment, if any.

Loans and accrued interest receivables : fair value is based on carrying value of loans and accrued interest receivables net of allowance for doubtful accounts as most of loans are floating rate loans.

Borrowings and subordinated bonds cum preferred shares: fair value is based on market value.

Derivative financial instruments: fair value is calculated using discounted cash flow models based on current market yields and the maturity of similar instruments.